UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated  November 19, 2012

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       ✓              Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______                                                                                                                       No  ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-168347), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This report on form 6-K contains the following items:

(a)                                 Chief Executive’s statement;

(b)                                Business review; and

(c)                                 Half-year condensed consolidated financial statements of Vodafone Group Plc.

Certain information listed above is taken from the previously published results announcement of Vodafone Group Plc for the six months ended 30 September 2012 (the ‘half-year financial report’). This report of Form 6-K does not update or restate any of the financial information set forth in the half-year financial report.

This report on Form 6-K should be read in conjunction with the Group’s annual report on Form 20-F for the year ended 31 March 2012, in particular the following sections:

•                  the information contained under “How we’re doing” on pages 10 and 11;

•                  the information contained under “Operating results” on pages 40 to 49;

•                  the information contained under “Liquidity and capital resources” on pages 55 to 59; and

•                  the consolidated financial statements on pages 94 to 141.

The terms “Vodafone”, the “Group”, “we”, “our” and “us” refer to Vodafone Group Plc (“the Company”), and as applicable, its subsidiaries and/or its interest in joint ventures and/or associates.

Exhibit 7

•                  Computation of ratio of earnings to fixed charges

CHIEF EXECUTIVE’S STATEMENT

Financial review

Group

Group revenue was up 0.2%* on an organic basis but down -7.4% to £21.8 billion on a reported basis. Organic service revenue declined -0.4%* in the first half of the financial year, and -1.4%* in Q2. Excluding the impact of mobile termination rate (‘MTR’) cuts, service revenue growth in the first half was 1.4%*. We achieved good growth in our emerging market operations and from the continued uptake of data across the Group, but this was offset by macroeconomic pressures in Southern Europe.

Group adjusted EBITDA was down -2.9%* on an organic basis, but down -11.7% to £6.6 billion on a reported basis, mainly due to adverse foreign exchange rate movements. Adjusted EBITDA margin was down 1.0* percentage points year-on-year primarily as a consequence of the revenue decline in Italy, ongoing weakness in brand perception in Australia and restructuring costs in Germany, partly offset by margin improvements in South Africa and India.

Adjusted operating profit was £6.2 billion (H1 2012: £6.0 billion). On an organic basis, adjusted operating profit was up 8.5%* year-on-year, driven by a strong performance from Verizon Wireless (‘VZW’).

The Group incurred a total impairment charge of £5.9 billion in relation to the carrying value of goodwill of its operations in Spain and Italy as a result of challenging market conditions and adverse movements in discount rates.

Reported loss per share was -4.01 pence, impacted by the impairments outlined above. Adjusted earnings per share of 7.86 pence grew 1.4% year-on-year, reflecting the strong adjusted operating profit performance and the reduction in shares outstanding resulting from the share buyback programme, partially offset by a higher effective tax rate.

Free cash flow for the first half of the 2013 financial year was £2.2 billion (H1 2012: £2.6 billion). This year-on-year decline is mainly the result of a weaker euro in the reporting period and the non-recurrence of a £0.2 billion dividend after the disposal of our 44% interest in SFR in June 2011. Capex for the period was £2.5 billion (H1 2012: £2.6 billion). Net debt at 30 September 2012 was £26.0 billion (31 March 2012: £24.4 billion). The movement in net debt since 31 March 2012 has been driven by underlying cash generation and the receipt of the £1.5 billion final tranche of the SoftBank consideration, offset by £1.1 billion of share buybacks, equity dividend payments of £3.2 billion and the £1.3 billion consideration paid for Cable & Wireless Worldwide plc (‘CWW’).

The Board has agreed an interim dividend per share of 3.27 pence, an increase of 7.2% year-on-year, in line with our dividend per share growth target of at least 7% per annum until March 2013.

Northern and Central Europe

In Northern and Central Europe, service revenue was up 1.5%* in H1, with growth of 0.7%* in Q2. The growth drivers in Q2 were Germany (+1.8%*) and Turkey (+18.0%*), while the UK and the Netherlands deteriorated by -3.2%* and -2.3%* respectively.

Adjusted EBITDA for the region was -3.3%* down year-on-year at £2.8 billion, with reported adjusted EBITDA margin down -2.4 percentage points year-on-year. This decline was driven by Germany and the UK, as well as the inclusion of CWW for the first time.  The margin in Turkey continued to improve.

Southern Europe

Service revenue in Southern Europe fell -9.8%* in H1, with service revenue in Q2 down -11.3%*. Italy worsened significantly in Q2 (-12.8%*), reflecting a cut in MTRs on 1 July 2012, as well as ongoing competitive and macroeconomic pressures. Spain also continued to be weak (Q2: -12.0%*).

Southern Europe adjusted EBITDA was down -15.1%* year-on-year to £1.9 billion, as a result of the weak revenue performance in all markets, and margin erosion in Italy, Greece and Portugal. Margins in Spain were stable year-on-year.

CHIEF EXECUTIVE’S STATEMENT

Africa, Middle East and Asia Pacific (‘AMAP’)

AMAP service revenue was up 5.2%* in H1, with year-on-year growth of 4.1%* in Q2. In India, service revenue growth slowed to 11.0%* in Q2, reflecting the impact of regulatory changes, the recognition of SMS termination revenue for the first time in the prior financial year and a less active market for new customer acquisitions. Growth at Vodacom slowed slightly to 4.6%* in Q2 primarily due to pricing pressure. In Australia, service revenue fell by -14.4%* in Q2, as the business continued to focus on network improvements and arresting weakness in brand perception.

AMAP adjusted EBITDA was up 10.6%* on an organic basis, with adjusted EBITDA margin increasing by 1.4* percentage points. Margins at Vodacom and in India made excellent progress as a result of focused cost control and increasing scale benefits, although this was partially offset at the regional level by weaker margins in Australia.

Verizon Wireless

VZW, our US associate, achieved organic service revenue growth of 8.0%* in H1 and 7.8%* in Q2. Our share of profits from VZW was £3.2 billion, up 27.4%* year-on-year. VZW’s net debt declined from US$6.4 billion at 31 March 2012 to US$1.9 billion at 30 September 2012, despite spending US$3.7 billion (net) on the acquisition of spectrum in H1.

On 12 November 2012 VZW declared a dividend of US$8.5 billion (£5.3 billion), of which Vodafone’s share is US$3.8 billion (£2.4 billion). The dividend is due by the end of the 2012 calendar year. The Group intends to commence a £1.5 billion share buyback programme after receipt of the dividend.

Strategy update

A more valuable Vodafone

In November 2010 we announced our strategy to build a more valuable Vodafone. The key elements were to focus on the core growth areas of data, enterprise and emerging markets; to deliver value and efficiency from scale; and to generate liquidity or free cash flow from non-controlled interests. At the same time, we reinforced our commitment to rigorous capital discipline with regard to investment decisions.

In the last two financial years, the proportion of our revenue deriving from non-voice services and emerging markets has risen from 56% of service revenue in H1 of the 2011 financial year, to 65% in H1 of the current financial year, thus reducing our dependence on voice revenue in mature markets. Data revenue in the financial year ended 31 March 2012 was £6.2 billion, an increase of £2.2 billion over the financial year ended 31 March 2010. 30.7% of our European customers now use smartphones, compared to 14.5% at September 2010.

In the enterprise business, we have consolidated our position as a market leader in our core national enterprise operations, whilst also broadening our reach across a wide spectrum of businesses, from SoHo up to the largest multinational corporations. Enterprise revenue growth has consistently outstripped consumer revenue growth in Europe over the last two years.

Our emerging markets operations have continued to grow strongly, led by Vodacom, India and Turkey. We have sustained a significant level of investment in emerging markets, which has translated into strong market share gains and improving margins in many of these businesses.

At the same time, we have made significant progress in simplifying our portfolio of assets, allowing management to focus on controlled operations and free up capital for reinvestment in the business and distribution to shareholders.

Since September 2010, our disposal programme has raised £14.8 billion, of which £6.8 billion has been returned to shareholders by way of share buybacks. In addition, in January 2012 we received a £2.9 billion dividend from VZW, of which £2.0 billion was immediately distributed to Vodafone shareholders as a special dividend. Including the interim dividend declared on 13 November 2012 and the share buyback announced on 13 November 2012, we have returned a total of £21.2 billion to shareholders since September 2010, equivalent to approximately 25% of our market capitalisation at that time.

CHIEF EXECUTIVE’S STATEMENT

Vodafone 2015

While the macroeconomic and regulatory environment in Europe presents significant short-term challenges, we see a number of positive developments. We expect smartphone adoption to accelerate in all markets over the next three years, with mobile applications and low cost smartphone availability increasing in mature and emerging markets alike. With the broad deployment of high speed data networks, we expect customers’ appetite for data to increase significantly. At the same time, the evolution of network and IT platforms should enable lower cost and more standardised approaches as commercial and technology planning are integrated.

As a result, we believe that the long-term prospects for the mobile market are highly attractive for those that make scale, standardisation and the customer data experience fundamental to how they operate. Our strategy is to be:

•                  A scale data company;

•                  A strong player in enterprise;

•                  A leader in emerging markets;

•                  A selective innovator in services; and

•                  A cost efficient organisation.

Consumer 2015

We are adopting a new strategic approach to consumer pricing and bundling in Europe, in order to offer customers worry-free usage and, at the same time, stabilise ARPU. We are launching new tariffs including unlimited voice and SMS, and much larger data allowances than before. Pricing will be radically simplified as a result, giving clear visibility of the cost of ownership and, thereby, lower complexity for IT and billing. The value proposition will be progressively enhanced through the introduction of a number of additional features, including improved access to technical support, attractive roaming packages, shared data plans, early handset upgrades, storage and back-up in the cloud, and device security, to increase the breadth of service and, over time, ARPU.

In emerging markets, our goal is to build on our success to date to become a clear leader, increasing the value of these markets to the Group through market growth, improving margins, share gains and stronger cash generation. These markets offer very attractive long-term opportunities from sustained GDP growth, the scope for widespread mobile data adoption and the fulfillment of unmet needs such as basic financial services. We aim to maximise these opportunities through smart data pricing, the development of low-cost smartphones and selective innovation in areas in which we can truly differentiate.

Enterprise 2015

We plan to strengthen our leading position in enterprise, enhancing our product offering to large and medium-sized businesses and creating a dedicated enterprise operational structure, following the market success of Vodafone Global Enterprise (‘VGE’) and the CWW acquisition.

VGE, serving the biggest multi-national accounts, will continue to expand its remit, driven by an increasing appetite among customers to consolidate telecoms procurement cross-border and bring mobility into the heart of their business strategies. In converged services, we will continue to develop Vodafone One Net for small- and medium-sized companies, and increasingly provide total communications services to our larger customers. In M2M, we will leverage our new business unit organisation, global technical platform and vertical sector competences to exploit the current wave of adoption of M2M solutions across many industry and service sectors. In addition, we will develop our product offering in high growth segments, such as cloud and hosting, thereby leveraging the expertise acquired with CWW.

CHIEF EXECUTIVE’S STATEMENT

Network 2015

Our network strategy continues to focus on supporting higher speed data in both mature and emerging markets, and delivering a consistently excellent data experience to our customers through the widespread deployment of HSPA+, LTE and high capacity backhaul. We will continue our consistent level of investment so that Vodafone customers can be assured of a video-standard data service across our footprint in Europe and we can successfully manage the high growth in data volumes anticipated.

Operations 2015

As a result of our new approach to consumer and enterprise data product catalogues and pricing, over the next three years we will further simplify our business model both across and within countries, eliminating legacy structures, reducing non customer-facing costs and moving towards more standardised offerings. This will enable us to maximise the benefits of our scale and share commercial, technical and support functions across geographies in Europe, and to speed up and co-ordinate our time to market for new propositions and services. We see a significant opportunity in unifying network and IT management across multiple markets, in further centralising and standardising procurement, and in offshoring more business functions to shared service centres of expertise. We are targeting an absolute reduction in European operating expenses from these and other programmes of £300 million in the 2014 financial year.

Outlook and guidance1

Overall performance in our controlled operations in the first half of the 2013 financial year has been slightly below our expectations, mainly as a result of a further weakening in the macroeconomic environment. However, this has been offset by a very strong performance by VZW. We expect the environment to be similar in the second half of the 2013 financial year.

We now expect adjusted operating profit for the full year to be in the upper half of the range of £11.1 billion to £11.9 billion indicated in May 2012 and free cash flow to be in the lower half of the range of £5.3 billion to £5.8 billion indicated in May 2012. We expect the Group adjusted EBITDA full year margin decline to continue its improving trend year-on-year, excluding the impact of M&A and restructuring costs.

Note:

1             See ‘Guidance’ on page 8.

GROUP FINANCIAL HIGHLIGHTS

		Six months ended 30 September
		2012	2011	% change
	Page	£m	£m	Reported	Organic
Financial information[1]

Revenue	30	21,780	23,520	(7.4)	0.2

Operating profit	30	274	8,999	(97.0)

(Loss)/profit before taxation	30	(492)	8,011

(Loss)/profit for the financial period	30	(1,886)	6,644

Basic (loss)/earnings per share (pence)	30	(4.01p )	13.06p

Capital expenditure	22, 46	2,516	2,618	(3.9)

Cash generated by operations	22	6,192	7,069	(12.4)

Performance reporting1 2

Adjusted EBITDA	9	6,647	7,532	(11.7)	(2.9)

Adjusted EBITDA margin		30.5%	32.0%	(1.5pp )	(1.0pp	)

Adjusted operating profit	9, 48	6,170	6,035	2.2	8.5

Adjusted profit attributable to equity shareholders	11, 48	3,877	3,962	(2.1)

Adjusted earnings per share (pence)	11, 48	7.86p	7.75p	1.4

Free cash flow	22	2,178	2,616	(16.7)

Net debt	22, 23	25,964	26,247	(1.1)

Notes:

1          Amounts presented at 30 September or for the six month period then ended.

2          See page 43 for “Use of non-GAAP financial information” and page 50 for “Definitions of terms”.

GUIDANCE

Please see page 43 for “Use of non-GAAP financial information”, page 50 for “Definition of terms” and page 51 for “Forward-looking statements”.

2013 financial year guidance

	Original guidance 2013 financial year £bn	Updated guidance 2013 financial year £bn

Adjusted operating profit	11.1 – 11.9	Upper half of the range

Free cash flow	5.3 – 5.8	Lower half of the range

Assumptions

Guidance for the 2013 financial year is based on our current assessment of the global macroeconomic outlook and assumes foreign exchange rates of £1:€1.23 and £1:US$1.62. It excludes the impact of licence and spectrum purchases, income dividends received from VZW, material one-off tax related payments and restructuring costs, and assumes no material change to the current structure of the Group.

Actual foreign exchange rates may vary from the foreign exchange rate assumptions used. A 1% change in the euro to sterling exchange rate would impact adjusted operating profit by approximately £40 million and free cash flow by approximately £30 million, and a 1% change in the dollar to sterling exchange rate would impact adjusted operating profit by approximately £50 million.

FINANCIAL RESULTS

Group1 2

	Northern and Central	Southern	Africa, Middle East and Asia	Non- Controlled Interests and Common		Six months ended 30 September
	Europe	Europe	Pacific	Functions[3]	Eliminations	2012	2011	% change
	£m	£m	£m	£m	£m	£m	£m	£	Organic
Voice revenue	4,248	2,943	4,291	–	–	11,482	13,360
Messaging revenue	1,440	531	416	–	–	2,387	2,672
Data revenue	1,656	800	780	1	–	3,237	3,062
Fixed line revenue	1,316	466	199	1	–	1,982	1,802
Other service revenue	391	238	367	146	(73)	1,069	998
Service revenue	9,051	4,978	6,053	148	(73)	20,157	21,894	(7.9)	(0.4)
Other revenue	606	400	537	80	–	1,623	1,626
Revenue	9,657	5,378	6,590	228	(73)	21,780	23,520	(7.4)	0.2
Direct costs	(2,477)	(1,191)	(1,713)	(108)	73	(5,416)	(5,700)
Customer costs	(2,189)	(1,086)	(1,045)	3	–	(4,317)	(4,627)
Operating expenses	(2,201)	(1,198)	(1,836)	(165)	–	(5,400)	(5,661)
Adjusted EBITDA	2,790	1,903	1,996	(42)	–	6,647	7,532	(11.7)	(2.9)
Depreciation and amortisation:
Acquired intangibles	(46)	–	(288)	–	–	(334)	(464)
Purchased licences	(456)	(66)	(97)	–	–	(619)	(674)
Other	(1,184)	(733)	(842)	14	–	(2,745)	(2,880)
Share of result in associates	–	1	23	3,197	–	3,221	2,521
Adjusted operating profit	1,104	1,105	792	3,169	–	6,170	6,035	2.2	8.5
Impairment loss						(5,900)	(450)
Other income and expense[4]						4	3,414
Operating profit						274	8,999
Non-operating income and expense						1	(161)
Net financing costs						(767)	(827)
Income tax expense						(1,394)	(1,367)
(Loss)/profit for the financial period						(1,886)	6,644

Notes:

1        The Group revised its segment structure on 1 August 2012. See “Group structure” on page 41.

2        Current period results reflect average foreign exchange rates of £1:€1.25 and £1:US$1.58.

3        Common Functions primarily represent the results of the partner markets and the net result of unallocated central Group costs.

4        Other income and expense for the six months ended 30 September 2011 included a £3,419 million gain on disposal of the Group’s 44% interest in SFR.

FINANCIAL RESULTS

Revenue

Group revenue was down -7.4% to £21.8 billion, with service revenue of £20.2 billion, a decrease of -0.4%* on an organic basis. Our performance reflects continued strong demand for data services and further growth in emerging markets, offset primarily by challenging macroeconomic conditions in a number of our southern European markets.

AMAP service revenue was up by 5.2%*, with a robust performance in India, Vodacom, Qatar, Ghana and Egypt, offset by declines in Australia and New Zealand.

In Northern and Central Europe service revenue was up by 1.5%*, reflecting growth in Germany and Turkey, partially offset by declines in the majority of other markets.

In Southern Europe service revenue was down by -9.8%* driven by the challenging macroeconomic conditions which continue to have a significant impact on the majority of the region’s markets, particularly Italy and Spain.

Profit

Group adjusted EBITDA was down -11.7% to £6.6 billion, including an 8.1 percentage point adverse impact from foreign exchange rate movements. On an organic basis adjusted EBITDA was down -2.9%*, driven by a combination of service revenue decline and higher customer investment due to increased smartphone penetration.

Adjusted operating profit was up 2.2% to £6.2 billion, driven by an increase in our share of profits from associates and lower depreciation and amortisation charges, partially offset by the reduction in adjusted EBITDA. Our share of profits of VZW grew by 27.4%* to £3.2 billion.

Operating profit was down -97.0% to £0.3 billion, driven by an impairment loss of £5.9 billion (2011: £0.5 billion) and a £3.4 billion gain on disposal of the Group’s 44% interest in SFR in the six months ended 30 September 2011.

An impairment loss of £5.9 billion was recorded in relation to Vodafone Spain and Vodafone Italy, driven by a combination of lower projected cash flows within business plans and an increase in discount rates, resulting from adverse changes in the macroeconomic environment since March 2012.

Net financing costs

	Six months ended 30 September
	2012	2011
	£m	£m

Investment income	187	226
Financing costs	(954)	(1,053)
Net financing costs	(767)	(827)

Analysed as:
Net financing costs before income from investments	(863)	(867)
Interest income/(charges) arising on settlement of outstanding tax issues	32	(36)
Income from investments	2	10
	(829)	(893)
Foreign exchange[1]	62	66
	(767)	(827)

Note:

1                  Comprises foreign exchange rate differences reflected in the income statement in relation to certain intercompany balances.

Net financing costs before income from investments reduced due to lower mark-to-market losses associated with interest rate fixing and the impact of the Group’s lower average net debt.

FINANCIAL RESULTS

Taxation

The effective tax rate for the six months ended 30 September 2012 was -283.3% compared to 17.1% in the same period last year, with the difference primarily due to the impairment loss in the current financial period and a gain on disposal of investment in the prior financial period, neither of which result in any tax consequences.

(Loss)/earnings per share

Adjusted earnings per share was 7.86 pence, an increase of 1.4% year-on-year, reflecting a reduction in shares arising from the Group’s share buyback programme partially offset by a higher tax charge. Basic loss per share was -4.01 pence (30 September 2011: earnings per share 13.06 pence), due to the £5.9 billion impairment charge recorded in the current financial period, with the prior financial period also benefiting from the profit on disposal of our 44% interest in SFR, both of which are excluded from adjusted earnings per share.

	Six months ended 30 September
	2012	2011
	£m	£m

(Loss)/profit attributable to equity shareholders	(1,977)	6,679

Pre-tax adjustments:
Impairment loss[1]	5,900	450
Other income and expense[2]	(4)	(3,414)
Non-operating income and expense	(1)	161
Investment income and financing costs[3]	(62)	(66)
	5,833	(2,869)

Taxation	14	170
Non-controlling interests	7	(18)
Adjusted profit attributable to equity shareholders	3,877	3,962

	Million	Million
Weighted average number of shares outstanding – basic	49,310	51,132
Weighted average number of shares outstanding – diluted	49,310	51,427

Notes:

1             The impairment charges of £5,900 million and £450 million in the six months ended 30 September 2012 and 2011 respectively did not result in any tax consequences.

2             Other income and expense for the six months ended 30 September 2011 included a £3,419 million gain on disposal of the Group’s 44% interest in SFR.

3             See note 1 in “Net financing costs” on page 10.

FINANCIAL RESULTS

Northern and Central Europe1

	Germany	UK	Other Northern and Central Europe	Eliminations	Northern and Central Europe	% change
	£m	£m	£m	£m	£m	£	Organic
30 September 2012
Voice revenue	1,412	1,122	1,714	–	4,248
Messaging revenue	417	638	385	–	1,440
Data revenue	796	454	406	–	1,656
Fixed line revenue	848	24	451	(7)	1,316
Other service revenue	155	173	94	(31)	391
Service revenue	3,628	2,411	3,050	(38)	9,051	(2.0)	1.5
Other revenue	263	181	162	–	606
Revenue	3,891	2,592	3,212	(38)	9,657	(1.5)	2.0
Direct costs	(837)	(635)	(1,043)	38	(2,477)
Customer costs	(880)	(812)	(497)	–	(2,189)
Operating expenses	(804)	(556)	(841)	–	(2,201)
Adjusted EBITDA	1,370	589	831	–	2,790	(9.0)	(3.3)
Depreciation and amortisation:
Acquired intangibles	–	(3)	(43)	–	(46)
Purchased licences	(241)	(166)	(49)	–	(456)
Other	(429)	(288)	(467)	–	(1,184)
Adjusted operating profit	700	132	272	–	1,104	(19.7)	(9.9)

Adjusted EBITDA margin	35.2%	22.7%	25.9%		28.9%

30 September 2011
Voice revenue	1,633	1,201	1,938	–	4,772
Messaging revenue	440	609	435	–	1,484
Data revenue	748	432	330	–	1,510
Fixed line revenue	932	22	114	–	1,068
Other service revenue	126	212	133	(65)	406
Service revenue	3,879	2,476	2,950	(65)	9,240
Other revenue	223	188	154	–	565
Revenue	4,102	2,664	3,104	(65)	9,805
Direct costs	(894)	(753)	(924)	65	(2,506)
Customer costs	(839)	(760)	(537)	–	(2,136)
Operating expenses	(817)	(518)	(761)	–	(2,096)
Adjusted EBITDA	1,552	633	882	–	3,067

Depreciation and amortisation:
Acquired intangibles	–	–	(55)	–	(55)
Purchased licences	(274)	(166)	(56)	–	(496)
Other	(447)	(282)	(414)	–	(1,143)
Share of result in associates	–	–	1	–	1
Adjusted operating profit	831	185	358	–	1,374

Adjusted EBITDA margin	37.8%	23.8%	28.4%		31.3%

Change at constant exchange rates	%	%	%
Voice revenue	(5.0)	(6.6)	(2.9)
Messaging revenue	4.2	4.8	(2.9)
Data revenue	16.9	5.1	35.1
Fixed line revenue	(0.1)	9.1	331.4
Other service revenue	35.0	(18.4)	(23.3)
Service revenue	2.7	(2.6)	13.4
Other revenue	29.2	(3.7)	16.3
Revenue	4.2	(2.7)	13.6
Direct costs	(2.8)	(15.7)	(23.6)
Customer costs	(15.2)	6.8	(1.7)
Operating expenses	(8.1)	7.3	(21.3)
Adjusted EBITDA	(3.1)	(7.0)	3.6
Depreciation and amortisation:
Acquired intangibles	–	–	15.1
Purchased licences	3.2	–	5.6
Other	(5.2)	2.1	(24.6)
Share of result in associates	–	–	(54.7)
Adjusted operating profit	(7.5)	(28.6)	(16.5)

Adjusted EBITDA margin movement (pps)	(2.6)	(1.1)	(2.5)

Note:

1        The Group revised its segment structure on 1 August 2012. See “Group structure” on page 41.

FINANCIAL RESULTS

Revenue decreased by -1.5% including a 6.9 percentage point impact from adverse foreign exchange rate movements. On an organic basis service revenue increased by 1.5%*, with the growth rate for Q2 being 1.7* percentage points lower than in Q1 primarily due to macroeconomic weakness in some markets and competitive pricing pressures, partially offset by growth in data revenue. Growth in Germany and Turkey was partially offset by declines in most other markets, in particular, the UK and the Netherlands.

Adjusted EBITDA declined by -9.0%, including a 7.0 percentage point impact from adverse foreign exchange rate movements. On an organic basis adjusted EBITDA decreased by -3.3%*, resulting from a reduction in service revenue in most markets and higher customer investment due to the increased penetration of smartphones.

	Organic	Other	Foreign	Reported
	change	activity	exchange	change
	%	pps	pps	%

Revenue – Northern and Central Europe	2.0	3.4	(6.9)	(1.5)

Service revenue
Germany	3.0	(0.3)	(9.2)	(6.5)
UK	(2.1)	(0.5)	–	(2.6)
Other Northern and Central Europe	3.0	10.4	(10.0)	3.4
Northern and Central Europe	1.5	3.3	(6.8)	(2.0)

Adjusted EBITDA
Germany	(3.4)	0.3	(8.6)	(11.7)
UK	(7.5)	0.5	–	(7.0)
Other Northern and Central Europe	0.4	3.2	(9.4)	(5.8)
Northern and Central Europe	(3.3)	1.3	(7.0)	(9.0)

Adjusted operating profit
Germany	(8.1)	0.6	(8.3)	(15.8)
UK	(30.5)	1.9	–	(28.6)
Other Northern and Central Europe	(1.6)	(14.9)	(7.5)	(24.0)
Northern and Central Europe	(9.9)	(3.0)	(6.8)	(19.7)

Germany

Service revenue increased by 3.0%* with strong growth in data, wholesale and enterprise revenue more than offsetting the competitive pressures in the market, particularly in consumer prepaid and fixed line. Data revenue grew by 16.9%* driven by higher smartphone penetration and an increase in smartphones sold with a data bundle. Significant customer wins contributed to enterprise revenue growth of 5.7%*. Wholesale revenue grew significantly driven by customer acquisitions supported by the launch of new services by our partners during Q1. New consumer prepaid tariffs were introduced in April 2012 in reaction to continued competitive pressures.

The roll out of LTE has continued and we now have 232,000 fixed line substitution customers and 28,000 LTE enabled mobile devices using the service in both rural and urban areas. Approximately 3,700 base stations had been upgraded to LTE at 30 September 2012, providing around 46% household coverage.

Adjusted EBITDA declined by -3.4%*, with a -2.9* percentage point decline in adjusted EBITDA margin, as the higher revenue and a one-off benefit from a legal settlement during the second quarter were offset by restructuring costs, and investment in customer acquisition and retention.

UK

Service revenue decreased by -2.1%* driven by macroeconomic weakness and competitive pressures partially offset by an increase in data revenue and the success of integrated tariffs. Macroeconomic pressures continue to impact consumer confidence adversely and, in turn, reduce out-of-bundle revenue. In addition, there has been significant pressure resulting from competitors introducing a number of new unlimited tariffs during Q4 of the 2012 financial year. In response, new ‘Vodafone Red’ integrated tariffs were launched during the period. Data revenue grew by 5.0%* due to higher smartphone penetration and growth in smartphones sold with a data bundle.

Adjusted EBITDA decreased by -7.5%*, with a -1.4* percentage point decline in the adjusted EBITDA margin, due to higher retention costs associated with smartphones, partially offset by interconnect cost reductions driven by lower MTRs.

FINANCIAL RESULTS

Other Northern and Central Europe

Service revenue increased by 3.0%* as growth in Turkey more than offset declines in the rest of Other Northern and Central Europe. Service revenue in Turkey increased by 18.3%* resulting from continuing expansion of the contract customer base, strong growth in data revenue driven by mobile internet and higher smartphone penetration, strong growth in incoming traffic and an increase in enterprise revenue. In the Netherlands, service revenue declined by -1.9%*, mainly due to the impact of a network outage in April 2012 following a fire in Rotterdam as well as the impact of MTR cuts. CWW contributed £307 million of fixed line revenue since it was acquired on 27 July 20121. We have aligned the accounting policies of CWW to Vodafone policies which has resulted in certain revenue and costs in relation to some CWW contracts, which were accounted for gross, being reported on a net basis. The impact in the period of this policy alignment was a reduction in revenue of approximately £15 million.

Adjusted EBITDA grew by 0.4%*, with strong growth in Turkey being offset by declines in other markets. The growth in Turkey was driven by the increase in scale and cost management.

Note:

1        The results of CWW are included within the reported results from the date of acquisition, however, they are excluded from the organic results. See note 4 on page 50 for further information.

FINANCIAL RESULTS

Southern Europe1

	Italy	Spain	Other Southern Europe	Eliminations	Southern Europe	% change
	£m	£m	£m	£m	£m	£	Organic
30 September 2012
Voice revenue	1,214	1,132	597	–	2,943
Messaging revenue	357	99	75	–	531
Data revenue	349	341	110	–	800
Fixed line revenue	272	160	34	–	466
Other service revenue	78	126	45	(11)	238
Service revenue	2,270	1,858	861	(11)	4,978	(18.1)	(9.8)
Other revenue	158	109	134	(1)	400
Revenue	2,428	1,967	995	(12)	5,378	(17.5)	(9.1)
Direct costs	(542)	(429)	(231)	11	(1,191)
Customer costs	(366)	(555)	(166)	1	(1,086)
Operating expenses	(487)	(448)	(263)	–	(1,198)
Adjusted EBITDA	1,033	535	335	–	1,903	(23.0)	(15.1)
Depreciation and amortisation:
Purchased licences	(50)	(5)	(11)	–	(66)
Other	(293)	(283)	(157)	–	(733)
Share of result in associates	–	–	1	–	1
Adjusted operating profit	690	247	168	–	1,105	(29.7)	(22.1)

Adjusted EBITDA margin	42.5%	27.2%	33.7%		35.4%

30 September 2011
Voice revenue	1,595	1,560	725	–	3,880
Messaging revenue	443	156	85	–	684
Data revenue	354	310	112	–	776
Fixed line revenue	317	165	38	–	520
Other service revenue	74	112	51	(16)	221
Service revenue	2,783	2,303	1,011	(16)	6,081
Other revenue	122	208	105	(1)	434
Revenue	2,905	2,511	1,116	(17)	6,515
Direct costs	(664)	(527)	(223)	16	(1,398)
Customer costs	(328)	(815)	(181)	1	(1,323)
Operating expenses	(551)	(488)	(282)	–	(1,321)
Adjusted EBITDA	1,362	681	430	–	2,473
Depreciation and amortisation:
Purchased licences	(54)	(4)	(18)	–	(76)
Other	(332)	(316)	(177)	–	(825)
Adjusted operating profit	976	361	235	–	1,572

Adjusted EBITDA margin	46.9%	27.1%	38.5%		38.0%

Change at constant exchange rates	%	%	%
Voice revenue	(16.5)	(20.2)	(9.9)
Messaging revenue	(11.4)	(30.5)	(2.5)
Data revenue	8.3	20.6	9.0
Fixed line revenue	(5.6)	6.5	(3.2)
Other service revenue	16.4	23.5	(4.0)
Service revenue	(10.4)	(11.4)	(6.6)
Other revenue	41.5	(42.3)	41.5
Revenue	(8.2)	(13.9)	(2.1)
Direct costs	10.5	10.8	(14.3)
Customer costs	(22.7)	25.1	(0.7)
Operating expenses	2.9	(0.9)	(2.0)
Adjusted EBITDA	(16.7)	(13.7)	(14.6)
Depreciation and amortisation:
Purchased licences	(1.4)	(47.0)	32.2
Other	3.1	1.5	3.7
Share of result in associates	–	–	375.8
Adjusted operating profit	(22.3)	(25.0)	(21.2)

Adjusted EBITDA margin movement (pps)	(4.3)	0.1	(4.9)

Note:

1        The Group revised its segment structure on 1 August 2012. See “Group structure” on page 41.

FINANCIAL RESULTS

Revenue decreased by -17.5% including an 8.2 percentage point impact from adverse foreign exchange rate movements. On an organic basis service revenue declined by -9.8%* primarily due to the impact of MTR cuts, competitive pricing pressures and continued macroeconomic weakness, partially offset by growth in data revenue. Revenue declined in all of the major markets in the region.

Adjusted EBITDA declined by -23.0%, including a 7.5 percentage point impact from adverse foreign exchange rate movements. On an organic basis adjusted EBITDA decreased by -15.1%*, resulting from the reduction in service revenue in most markets.

	Organic	Other	Foreign	Reported
	change	activity	exchange	change
	%	pps	pps	%

Revenue – Southern Europe	(9.1)	(0.2)	(8.2)	(17.5)

Service revenue
Italy	(10.2)	(0.2)	(8.0)	(18.4)
Spain	(11.0)	(0.4)	(7.9)	(19.3)
Other Southern Europe	(6.0)	(0.6)	(8.2)	(14.8)
Southern Europe	(9.8)	(0.3)	(8.0)	(18.1)

Adjusted EBITDA
Italy	(16.6)	(0.1)	(7.5)	(24.2)
Spain	(12.7)	(1.0)	(7.7)	(21.4)
Other Southern Europe	(13.8)	(0.8)	(7.5)	(22.1)
Southern Europe	(15.1)	(0.4)	(7.5)	(23.0)

Adjusted operating profit
Italy	(22.2)	(0.1)	(7.0)	(29.3)
Spain	(23.3)	(1.7)	(6.6)	(31.6)
Other Southern Europe	(19.9)	(1.3)	(7.3)	(28.5)
Southern Europe	(22.1)	(0.6)	(7.0)	(29.7)

Italy

Service revenue declined by -10.2%* as a result of intense competition and customers reducing or optimising their spend on tariffs due to the weak macroeconomic environment, as well as the impact of an MTR cut effective 1 July 2012. Data revenue grew by 8.3%* resulting from higher smartphone penetration and integrated tariffs which were refreshed in June 2012. Enterprise revenue declined due to the impact of the macroeconomic environment, although Vodafone One Net continued to perform well. Fixed line revenue, declined by -5.6%*, mainly due to a reduction in the non-ULL customer base.

Adjusted EBITDA decreased by -16.6%*, and adjusted EBITDA margin declined by -4.4* percentage points, resulting from a reduction in service revenue and investment in mobile customer acquisition and retention, partially offset by operating cost efficiencies such as site sharing agreements and the outsourcing of network maintenance.

Spain

Service revenue declined by -11.0%* impacted by macroeconomic weakness and high unemployment, which has dented consumer confidence. Customers have continued to reduce or optimise their spend on tariffs. Data revenue grew strongly by 20.6%*, benefiting from increased smartphone penetration and integrated tariffs. Fixed line revenue grew by 6.5%*, primarily driven by broadband and fixed wholesale agreements. Following the reduction of certain handset subsidies during Q1, we reintroduced subsidies on a promotional basis during Q2, albeit at a lower level than last year.

Adjusted EBITDA declined by -12.7%* due to the reduction in service revenue. Adjusted EBITDA margin improved by 0.3* percentage points primarily due to customer cost efficiencies.

Other Southern Europe

Service revenue decreased by -6.0%* as growth in Albania and Malta was more than offset by declines in Greece and Portugal. Service revenue in Greece declined by -9.6%*, driven by the challenging macroeconomic environment and the impact of an MTR cut effective in August 2012. In Portugal service revenue declined by -7.2%*, driven by the macroeconomic environment, price competition and a reduction in MTRs.

Adjusted EBITDA declined by -13.8%*, primarily driven by service revenue declines in Greece and Portugal partially offset by operating cost efficiencies.

FINANCIAL RESULTS

Africa, Middle East and Asia Pacific

	India	Vodacom	Other Africa, Middle East and Asia Pacific	Eliminations	Africa, Middle East and Asia Pacific	% change
	£m	£m	£m	£m	£m	£	Organic
30 September 2012
Voice revenue	1,582	1,580	1,129	–	4,291
Messaging revenue	74	133	209	–	416
Data revenue	168	364	248	–	780
Fixed line revenue	9	91	99	–	199
Other service revenue	186	122	60	(1)	367
Service revenue	2,019	2,290	1,745	(1)	6,053	(5.1)	5.2
Other revenue	19	367	151	–	537
Revenue	2,038	2,657	1,896	(1)	6,590	(4.6)	5.6
Direct costs	(618)	(505)	(591)	1	(1,713)
Customer costs	(102)	(661)	(282)	–	(1,045)
Operating expenses	(741)	(552)	(543)	–	(1,836)
Adjusted EBITDA	577	939	480	–	1,996	(0.2)	10.6
Depreciation and amortisation:
Acquired intangibles	(146)	(123)	(19)	–	(288)
Purchased licences	(37)	(1)	(59)	–	(97)
Other	(310)	(234)	(298)	–	(842)
Share of result in associates	–	–	23	–	23
Adjusted operating profit	84	581	127	–	792	28.2	40.5

Adjusted EBITDA margin	28.3%	35.3%	25.3%		30.3%

30 September 2011
Voice revenue	1,621	1,740	1,200	–	4,561
Messaging revenue	107	147	220	–	474
Data revenue	176	348	233	–	757
Fixed line revenue	6	108	99	–	213
Other service revenue	185	117	69	–	371
Service revenue	2,095	2,460	1,821	–	6,376
Other revenue	22	354	156	–	532
Revenue	2,117	2,814	1,977	–	6,908
Direct costs	(629)	(569)	(601)	–	(1,799)
Customer costs	(113)	(697)	(326)	–	(1,136)
Operating expenses	(840)	(614)	(518)	–	(1,972)
Adjusted EBITDA	535	934	532	–	2,001
Depreciation and amortisation:
Acquired intangibles	(172)	(209)	(25)	–	(406)
Purchased licences	(44)	(1)	(56)	–	(101)
Other	(328)	(254)	(305)	–	(887)
Share of result in associates	–	–	11	–	11
Adjusted operating (loss)/profit	(9)	470	157	–	618

Adjusted EBITDA margin	25.3%	33.2%	26.9%		29.0%

Change at constant exchange rates	%	%	%
Voice revenue	14.9	2.3	(5.2)
Messaging revenue	(18.6)	3.0	(4.9)
Data revenue	12.4	19.1	7.0
Fixed line revenue	79.3	(19.0)	6.0
Other service revenue	18.5	14.1	(14.0)
Service revenue	13.5	4.2	(3.4)
Other revenue	3.2	17.9	(3.3)
Revenue	13.4	5.9	(3.4)
Direct costs	(15.5)	3.9	0.5
Customer costs	(7.0)	(8.5)	13.2
Operating expenses	(3.9)	0.4	(6.7)
Adjusted EBITDA	27.1	14.5	(10.2)
Depreciation and amortisation:
Acquired intangibles	–	32.5	19.3
Purchased licences	(0.8)	(19.7)	(2.7)
Other	(11.2)	(1.9)	0.7
Share of result in associates	–	–	91.5
Adjusted operating profit	NM [1]	42.6	(23.2)

Adjusted EBITDA margin movement (pps)	3.0	2.6	(1.9)

Note:

1            Percentage movement is considered “not meaningful” due to the change from an adjusted operating loss to an adjusted operating profit.

FINANCIAL RESULTS

Revenue declined by -4.6% including a 9.7 percentage point adverse impact from foreign exchange rate movements, particularly the Indian rupee and the South African rand. On an organic basis service revenue grew by 5.2%* driven by customer and data revenue growth, partially offset by the impact of MTR reductions and competitive pressures. Growth was led by strong performances in India, Vodacom, Egypt, Ghana and Qatar, offset by service revenue declines in Australia and New Zealand.

Adjusted EBITDA declined by -0.2% after a 10.6 percentage point adverse impact from foreign exchange rate movements. On an organic basis, adjusted EBITDA grew by 10.6%* driven primarily by strong growth in India, Vodacom and Egypt as well as improved contributions from Ghana and Qatar, offset in part by declines in Australia and New Zealand.

	Organic	Other	Foreign	Reported
	change	activity	exchange	change
	%	pps	pps	%

Revenue – AMAP	5.6	(0.5)	(9.7)	(4.6)

Service revenue
India	13.5	–	(17.1)	(3.6)
Vodacom	5.4	(1.2)	(11.1)	(6.9)
Other Africa, Middle East and Asia Pacific	(3.3)	(0.1)	(0.8)	(4.2)
AMAP	5.2	(0.5)	(9.8)	(5.1)

Adjusted EBITDA
India	27.2	(0.1)	(19.2)	7.9
Vodacom	14.8	(0.3)	(14.0)	0.5
Other Africa, Middle East and Asia Pacific	(10.2)	–	0.4	(9.8)
AMAP	10.6	(0.2)	(10.6)	(0.2)

Adjusted operating profit
India	NM1	NM1	NM1	NM1
Vodacom	42.9	(0.3)	(19.0)	23.6
Other Africa, Middle East and Asia Pacific	(23.0)	(0.2)	4.1	(19.1)
AMAP	40.5	(0.3)	(12.0)	28.2

Note:

1                  Percentage movement is considered “not meaningful” due to the change from an adjusted operating loss to an adjusted operating profit.

India

Service revenue grew by 13.5%* driven by a 5.3% increase in the closing customer base, strong growth in incoming and outgoing mobile voice minutes and 2.0%* growth in the effective outgoing rate per minute. Growth in Q2 was 5.2* percentage points lower than the previous quarter. Customer growth in Q2 slowed as customer acquisition costs were reduced, lowering the level of multiple SIM activation, which had a positive effect on margin. At the same time, the anniversary of the introduction of SMS termination fees in Q2 of the prior financial year has also impacted second quarter growth.

For H1 as a whole, growth was impacted by the introduction of new regulations on the charging of access fees, and the marketing of integrated tariffs and value-added services. There was also a lower rate of growth at Indus Towers following a slow down in tenancies from new entrants and a change in the pricing structure for some existing customers. Data revenue growth of 12.4%* was suppressed by the regulatory impact on marketing integrated tariffs and value-added services. At 30 September 2012 active data customers totalled 32.0 million including approximately 2.1 million 3G data customers.

Adjusted EBITDA grew by 27.2%*, with a 3.0* percentage point increase in adjusted EBITDA margin, driven by the increase in revenue, increased operating cost efficiency and the impact of lower customer acquisition costs, partially offset by increased interconnection costs.

FINANCIAL RESULTS

Vodacom

Service revenue grew by 5.4%* mainly driven by growth in Tanzania, the Democratic Republic of Congo (‘DRC’) and Mozambique. In South Africa, service revenue increased by 1.3%* primarily due to growth in data revenue and the success of prepaid promotions. Data revenue in South Africa grew by 13.5%*, with higher smartphone penetration and data bundles offsetting continued pricing pressure. On 10 October 2012 Vodacom announced the commercial launch of South Africa’s first LTE network, with 500 LTE sites planned to be operational by 31 March 2013.

Vodacom’s mobile operations outside South Africa delivered strong service revenue growth of 34.1%*1, driven by a larger customer base and stable pricing. During Q2, Vodacom DRC became the first operator to launch 3G services in the DRC. M-Pesa continues to perform well in Tanzania with approximately 4.2 million active users.

Adjusted EBITDA increased by 14.8%*, with a 2.5* percentage point increase in adjusted EBITDA margin, driven by service revenue growth, continued focus on operating cost efficiencies and stable customer acquisition costs as a percentage of revenue.

Other AMAP

Organic service revenue decreased by -3.3%* with growth in Egypt, Ghana and Qatar more than offset by revenue declines in Australia and New Zealand. In Australia service revenue declined by -14.8%* as a result of the continued weakness in brand perception and MTR cuts. In Egypt service revenue increased by 4.0%* driven by an 8.4% increase in the closing customer base, strong data revenue growth of 31.0%* and fixed line revenue growth of 22.7%*. In Qatar service revenue grew by 24.8%*, due to growth in the closing customer base of 15.1% and revised data pricing driving data revenue growth of 226.6%*. In Ghana, continued strong growth in the customer base and the success of promotional offers led to service revenue growth of 20.8%*.

Adjusted EBITDA declined by -10.2%*, with a -2.0* percentage points decrease in adjusted EBITDA margin, driven by the service revenue decline in Australia and New Zealand, partially offset by growth in Egypt, Qatar and Ghana.

Note:

1                        Excludes Vodacom Business Africa.

FINANCIAL RESULTS

Non-Controlled Interests

Verizon Wireless1 2

	Six months ended 30 September
	2012	2011	% change
	£m	£m	£	Organic
Service revenue	9,671	8,741	10.6	8.0
Revenue	10,703	9,728	10.0	7.4
Adjusted EBITDA	4,493	3,848	16.8	14.0
Interest	(13)	(108)	(88.0)
Tax[2]	(62)	(141)	(56.0)
Group’s share of result in VZW	3,197	2,451	30.4	27.4
KPIs (100% basis)
Retail connections (‘000)[3]	95,899	90,708
Average monthly ARPA (US$)[4]	146.0	136.5
Retail churn	13.7%	14.8%

In the United States, VZW reported 2.9 million net mobile retail connection additions in the six month period, bringing its closing mobile retail connection base to 95.9 million, up 5.7%.

Service revenue growth of 8.0%* continues to be driven by the expanding connections base and increased penetration of high-value smartphones. More than 13% of VZW’s retail postpaid base are now on “Share Everything” plans that were introduced in June 2012.

Adjusted EBITDA margin remained strong despite the competitive challenges and macroeconomic environment. Efficiencies in operating expenses and lower direct costs as a percentage of service revenue have been partly offset by a higher level of acquisition and retention costs reflecting the increased demand for high-value smartphones.

VZW’s 4G LTE service is now available to more than 250 million people in 419 markets across the United States, carrying over 35% of its total data traffic.

VZW’s net debt at 30 September 2012 totalled US$1.9 billion5 (31 March 2012: net debt US$6.4 billion5). During H1 VZW completed the acquisition of certain spectrum licences for US$3.7 billion (net), which will be used to provide additional LTE capacity.

Notes:

1           All amounts represent the Group’s share based on its 45% equity interest, unless otherwise stated.

2           The Group’s share of the tax attributable to VZW relates only to the corporate entities held by the VZW partnership and certain US state taxes which are levied on the partnership. The tax attributable to the Group’s share of the partnership’s pre-tax profit is included within the Group tax charge.

3           The definition of “connections” reported by VZW is the same as “customers” as reported by Vodafone.

4           Average revenue per account.

5           Net debt excludes pending credit card receipts. Comparatives are presented on a comparable basis.

FINANCIAL POSITION

Statement of financial position

Non-current assets decreased from £119.6 billion at 31 March 2012 to £112.3 billion at 30 September 2012. The decrease of £7.4 billion in goodwill primarily results from a £5.9 billion impairment loss in relation to Vodafone Italy and Vodafone Spain and unfavourable foreign exchange rate movements. The decrease of £1.3 billion in other intangible assets was driven by a combination of amortisation charges during the period and unfavourable foreign exchange rate movements. This was partially offset by a £1.7 billion increase in investments in associates resulting primarily from the Group’s share of profit’s of VZW.

Current assets decreased from £20.0 billion at 31 March 2012 to £18.6 billion at 30 September 2012 primarily due to a decrease in cash and cash equivalents of £2.8 billion as analysed in the consolidated statement of cash flows partially offset by a £2.0 billion investment in a managed investment fund.

Non-current liabilities decreased from £37.3 billion at 31 March 2012 to £35.3 billion at 30 September 2012 primarily due to a decrease in long-term borrowings of £1.5 billion and a decrease in trade and other payables of £0.6 billion. Current liabilities increased from £24.0 billion at 31 March 2012 to £25.2 billion at 30 September 2012 primarily due to a £2.4 billion increase in short-term borrowings partially offset by a £1.4 billion decline in trade and other payables.

Equity shareholders’ funds

Total equity shareholders’ funds decreased by £7.5 billion to £69.4 billion at 30 September 2012 as retained losses increased to £89.6 billion due to the loss for the period of £2.0 billion and equity dividends of £3.2 billion. Other comprehensive loss for the period was £2.5 billion primarily due to adverse foreign exchange rate differences on translation.

Inflation

Inflation has not had a significant effect on the Group’s consolidated results of operations and financial condition during the six months ended 30 September 2012.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows and funding

	Six months ended 30 September
	2012	2012	2011	2011
	£m	£m	£m	£m	%

Adjusted EBITDA		6,647		7,532	(11.7)
Working capital		(533)		(533)
Other		78		70
Cash generated by operations		6,192		7,069	(12.4)
Cash capital expenditure[1]		(3,017)		(3,349)
Capital expenditure	(2,516)		(2,618)
Working capital movement in respect of capital expenditure	(501)		(731)
Disposal of property, plant and equipment		54		42
Operating free cash flow		3,229		3,762	(14.2)
Taxation		(1,291)		(1,043)
Dividends received from associates and investments[2]		1,119		735
Dividends paid to non-controlling shareholders in subsidiaries		(247)		(199)
Interest received and paid		(632)		(639)
Free cash flow		2,178		2,616	(16.7)
Tax settlement		(100)		(100)
Licence and spectrum payments		(346)		(264)
Acquisitions and disposals[3]		(1,297)		6,674
Equity dividends paid		(3,193)		(3,102)
Purchase of treasury shares		(1,126)		(1,813)
Foreign exchange		909		135
Other[4]		1,436		(535)
Net debt (increase)/decrease		(1,539)		3,611
Opening net debt		(24,425)		(29,858)
Closing net debt		(25,964)		(26,247)	(1.1)

Notes:

1                  Cash capital expenditure comprises the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments, during the period.

2                  Dividends received from associates and investments for the six months ended 30 September 2012 includes £1,114 million (2011: £554 million) tax distribution from the Group’s 45% interest in VZW. In the six months ended 30 September 2011 a final dividend of £178 million was received from SFR prior to the completion of the disposal of the Group’s 44% interest.

3                  Acquisitions and disposals for the six months ended 30 September 2012 primarily included the £1,050 million payment in relation to the acquisition of the entire share capital of CWW and £243 million in respect of convertible bonds acquired as part of the CWW acquisition. The six months ended 30 September 2011 primarily included £6,805 million proceeds from the sale of the Group’s 44% interest in SFR and excluded the £2,588 million payment in relation to the purchase of non-controlling interests in Vodafone India.

4                  Other for the six months ended 30 September 2012 primarily included the remaining £1,499 million consideration from the disposal of our SoftBank Mobile Corp. interests in November 2010. The six months ended 30 September 2011 primarily included £2,301 million movement in the written put options in relation to India offset by the £2,588 million payment in relation to the purchase of non-controlling interests in Vodafone India.

Cash generated by operations decreased by -12.4% to £6.2 billion, primarily driven by lower adjusted EBITDA.

Free cash flow decreased by -16.7% to £2.2 billion primarily due to lower adjusted EBITDA and higher payments for taxation, partially offset by lower cash capital expenditure, working capital movements and higher dividends received from associates and investments.

Cash capital expenditure decreased by -£0.3 billion primarily driven by working capital movements.

Payments for taxation increased by 23.8% to £1.3 billion primarily due to reduced accelerated depreciation benefits in the United States.

Dividends received from associates and investments increased by £0.4 billion due to the receipt of higher tax distributions from VZW to cover the higher tax liabilities in the United States, partially offset by the loss of dividend following the disposal of our 44% interest in SFR in June 2011. Net interest payments were stable at £0.6 billion.

LIQUIDITY AND CAPITAL RESOURCES

Analysis of net debt:

	30 September	31 March
	2012	2012
	£m	£m

Cash and cash equivalents	4,293	7,138

Short-term borrowings
Bonds	(1,865)	(1,289)
Commercial paper[1]	(1,741)	(2,272)
Put options over non-controlling interests	(838)	–
Bank loans	(1,752)	(1,635)
Other short-term borrowings[2]	(2,436)	(1,062)
	(8,632)	(6,258)

Long-term borrowings
Put options over non-controlling interests	(75)	(840)
Bonds, loans and other long-term borrowings	(26,808)	(27,522)
	(26,883)	(28,362)

Other financial instruments[3]	5,258	3,057
Net debt	(25,964)	(24,425)

Notes:

1           At 30 September 2012 US$1,641 million was drawn under the US commercial paper programme; €581 million, £10 million, ¥4,981 million and US$343 million were drawn under the euro commercial paper programme.

2           At 30 September 2012 the amount includes £1,298 million (31 March 2012: £980 million) in relation to cash received under collateral support agreements.

3           Comprises i) mark-to-market adjustments on derivative financial instruments which are included as a component of trade and other receivables (30 September 2012: £2,632 million; 31 March 2012: £2,959 million) and trade and other payables (30 September 2012: £337 million; 31 March 2012: £889 million); and ii) short-term investments primarily in index linked government bonds and a managed investment fund included as a component of other investments (30 September 2012: £2,963 million; 31 March 2012: £987 million).

Net debt increased by £1.5 billion to £26.0 billion, primarily due to the acquisition of the entire share capital of CWW, equity dividend payments, share buybacks and the lower cash generated by operations partially offset by the receipt of the remaining consideration from the disposal of the Group’s SoftBank Mobile Corp. interests in November 2010.

The following table sets out the Group’s undrawn committed bank facilities:

		30 September
		2012
	Maturity	£m
US$4.2 billion committed revolving credit facility provided by 30 banks1 2	March 2017	2,628
€4.2 billion committed revolving credit facility provided by 31 banks[1]	July 2015	3,372
Other committed credit facilities	Various	996
Undrawn committed facilities		6,996

Notes:

1           Both facilities support US and euro commercial paper programmes of up to US$15 billion and £5 billion, respectively.

2           US$155 million of this facility matures March 2016.

The Group’s £1,741 million of commercial paper maturing within one year is covered 4.0 times by the £6,996 million of undrawn credit facilities. In addition, the Group has historically generated significant amounts of free cash flow which can be allocated to pay dividends, repay maturing borrowings and pay for discretionary spending. The Group currently expects to continue generating significant amounts of free cash flow.

The Group has a €30 billion euro medium-term note (‘EMTN’) programme and a US shelf registration programme which are used to meet medium- to long-term funding requirements. At 30 September 2012 the total amounts in issue under these programmes split by currency were US$15.2 billion, £2.5 billion, €8.9 billion and £0.2 billion sterling equivalent of other currencies.

LIQUIDITY AND CAPITAL RESOURCES

At 30 September 2012 the Group had bonds outstanding with a nominal value of £19.1 billion (31 March 2012: £18.3 billion). In the six months ended 30 September 2012 the following bonds were issued:

Date issued	Maturity	Currency	Amount million	Sterling equivalent million	Programme

26 September 2012	26 September 2017	US$	1,000	619	US shelf
26 September 2012	26 September 2022	US$	1,000	619	US shelf

Dividends

In May 2010 the directors issued a dividend per share growth target of at least 7% per annum for each of the financial years in the period ending 31 March 2013.

Accordingly, the directors have announced an interim dividend per share of 3.27 pence, representing a 7.2% increase over the prior financial year’s interim dividend.

The ex-dividend date for the interim dividend is 21 November 2012 for ordinary shareholders, the record date is 23 November 2012 and the dividend is payable on 6 February 2013. Dividend payments on ordinary shares will be paid by direct credit into a nominated bank or building society account or, alternatively, into the Company’s dividend reinvestment plan. The Company no longer pays dividends by cheque. Ordinary shareholders who have not already done so should provide appropriate bank account details to the Company’s Registrars: Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY.

Share buyback programmes

Following the disposal of the Group’s entire 44% interest in SFR to Vivendi on 16 June 2011, the Group initiated a £4.0 billion share buyback programme which was completed on 6 August 2012. Details of the shares purchased since 31 March 2012, including those purchased under irrevocable instructions, are shown below:

	Number of shares purchased[1]	Average price paid per share inclusive of transaction costs	Total number of shares purchased under publicly announced share buyback programme[2]	Maximum value of shares that may yet be purchased under the programme[3]
Date of share purchase		Pence		£m
April 2012	149,800,000	1.73	1,857,499,938	836
May 2012	157,800,000	1.71	2,015,299,938	566
June 2012	144,100,000	1.76	2,159,399,938	313
July 2012	137,400,000	1.82	2,296,799,938	63
August 2012	33,239,637	1.89	2,330,039,575	–
Total		1.72	2,330,039,575[4]

Notes:

1    The nominal value of shares purchased is 11 3/7 US cents each.

2    No shares were purchased outside the publicly announced share buyback programme.

3    In accordance with authorities granted by shareholders in general meeting.

4    The total number of shares purchased represents 4.7% of our issued share capital, excluding treasury shares, at 12 November 2012.

Option agreements and similar arrangements

The Group is party to a number of option agreements which could result in it being required to pay cash to maintain or increase its equity interests in its operations in India and the United States.

Details of the option agreements in relation to India and the United States are available on page 59 of the Group’s annual report for the year ended 31 March 2012.

OTHER SIGNIFICANT DEVELOPMENTS

Indian tax

In January 2012 the Indian Supreme Court handed down its judgment, holding that Vodafone International Holdings BV’s (‘VIHBV’) interpretation of the Income Tax Act 1961 was correct, that the Hutchison Telecommunications International Limited group (‘HTIL’) transaction in 2007 was not taxable in India, and that, consequently, VIHBV had no obligation to withhold tax from consideration paid to HTIL in respect of the transaction. The Indian Supreme Court quashed the relevant notices and demands issued to VIHBV in respect of withholding tax and interest. On 20 March 2012 the Indian government returned VIHBV’s deposit of INR 25 billion (£356 million) and released the guarantee for INR 85 billion (£1.2 billion), which was based on the demand for payment issued by the Indian tax authority in October 2010 for tax of INR 79 billion (£0.9 billion) plus interest.

On 16 March 2012 the Indian government introduced proposed legislation (Finance Bill 2012) purporting to overturn the Indian Supreme Court judgment in VIHBV’s favour with retrospective effect back to 1962.

On 17 April 2012 VIHBV filed a trigger notice under the Dutch-India Bilateral Investment Treaty (‘BIT’) signalling its intent to invoke arbitration under the BIT should the new laws be enacted.

The Finance Bill 2012 received Presidential assent and became law on 28 May 2012 (Finance Act 2012). The legislation is intended to tax any gain on transfer of shares in a non-Indian company, which derives substantial value from underlying Indian assets, such as VIHBV’s transaction with HTIL in 2007. Further it seeks to subject a purchaser, such as VIHBV, to a retrospective obligation to withholding tax.

The Indian Government has commissioned a committee of experts (Shome committee) consisting of academics, and current and former Indian government officials to examine, and make recommendations in respect of, aspects of the Finance Act 2012 including the retrospective taxation of transactions such as VIHBV’s transaction with HTIL referred to above. On 10 October 2012 the Shome committee published its draft report for comment. The draft report concluded that tax legislation in the Finance Act 2012 should only be applied prospectively or, if applied retrospectively, that only a seller who made a gain should be liable and in that case without any liability for interest or penalties. The Shome committee’s final report was submitted to the Government of India on 31 October 2012, but neither the final report nor any indication of how the Government of India intends to respond has yet been made public.

No further demand for taxation has been received by VIHBV to date and the separate proceedings taken against VIHBV to seek to treat it as an agent of HTIL in respect of its alleged tax on the same transaction, as well as penalties of up to 100% of the assessed withholding tax for the alleged failure to have withheld such taxes, remain pending despite the issue having been ruled upon by the Indian Supreme Court.

Should further demand for taxation be received by VIHBV or any member of the Group as a result of the new retrospective legislation, the Group believes it is probable that it will be able to make a successful claim under the BIT, which will not result in an outflow of economic benefits from the Group.

The Group did not carry a provision for the litigation or in respect of the retrospective legislation at 30 September 2012 or at previous reporting dates.

Additional details on this matter are available under “Legal proceedings” on page 138 of the Group’s annual report for the year ended 31 March 2012.

REGULATION

Introduction

Our operating companies are generally subject to regulation governing the operation of their business activities. Such regulation typically takes the form of industry specific law and regulation covering telecommunications services and general competition (antitrust) law applicable to all activities.

The following section describes the regulatory frameworks and the key regulatory developments, at the global and regional level and in selected countries in which we have significant interests, that occurred during the six months ended 30 September 2012 and should be read in conjunction with the information contained under “Regulation” on pages 158 to 161 of the Group’s annual report on Form 20-F for the year ended 31 March 2012. Many of the regulatory developments reported in the following section involve ongoing proceedings or consideration of potential proceedings that have not reached a conclusion. Accordingly, we are unable to attach a specific level of financial risk to our performance from such matters.

European Union (‘EU’)

The European Commission (the ‘Commission’) continues to review the future scope and nature of universal service provision in the EU. Current obligations generally involve the provision of a fixed connection allowing access to voice and simple data services.

Roaming

The current roaming regulation (the ‘roaming regulation’) came into force in July 2012 and requires mobile operators to supply voice, text and data roaming services under retail price caps. Wholesale price caps also apply to voice, text and data roaming services.

The roaming regulation also requires a number of additional measures, which are intended to increase competition in the retail market for roaming (and thereby facilitate the withdrawal of price caps). These include a requirement that users be able, from July 2014, to purchase roaming services from a provider other than their current domestic provider and to retain the same phone number when roaming.

Call termination

At 30 September 2012 the termination rates effective for our subsidiaries and joint ventures within the EU, which differs from our Northern and Central Europe and Southern Europe regions, ranged from 1.72 eurocents per minute (1.38 pence) to 3.68 eurocents per minute (2.95 pence), at the relevant 30 September 2012 foreign exchange rates.

Fixed network regulation

In July 2012 the Commission announced proposals to adjust its approach to fixed network regulation. The Commission expects prices for unbundled copper loops to converge towards the current European average of around €9 per month and will allow fibre wholesale prices to be unregulated provided certain conditions are met. These conditions include equivalent or non-discriminatory treatment of competitors, the effective application of margin squeeze tests and competitive constraints upon retail fibre prices from copper services or other competitors. The Commission is expected to publish further details and guidance for national regulators on all these matters early in the 2013 calendar year.

Spectrum

In February 2012 the Commission adopted its radio spectrum policy programme (‘RSPP’), following agreement with the European Parliament and Council. In September 2012 the Commission published proposals to promote the increased availability and use of “shared” spectrum, subject to certain safeguards for existing licensees.

REGULATION

Net neutrality

Both the Commission and the Body of European Communication Regulators (‘BEREC’) are consulting on whether further guidance is required in relation to traffic management, transparency or specifying minimum quality of service thresholds for internet access, all of which would be intended to safeguard “net neutrality”. This follows a BEREC survey, published in May 2012, which found that voice over internet protocol (‘VOIP’) blocking was not widespread but was practiced by some mobile operators in some circumstances. The Commission is expected to issue further guidance early in the 2013 calendar year.

Northern and Central Europe region

Germany

Our current MTR was reduced in December 2010 to 3.33 eurocents per minute, effective until 30 November 2012 and the national regulator is currently considering rates after that date.

UK

The national regulator has consulted on the release of 800 MHz and 2.6 GHz spectrum, including proposals for the auction design. The auction is expected to take place in the first calendar quarter of 2013. The national regulator agreed to a request from “Everything Everywhere” that it be allowed to use its existing 1800 MHz spectrum for long-term evolution (‘LTE’) services, which were launched in October 2012.

Other Northern and Central Europe

Czech Republic

The auction of 800 MHz, 1800 MHz and 2.6 GHz spectrum is expected in November 2012. The government has reserved a portion of 1800 MHz spectrum for a new entrant and will require licensees to provide access for mobile virtual network operators (‘MVNOs’).

Hungary

We acquired an additional 2x2 MHz of 900 MHz for HUF 15.7 billion (£44 million) spectrum through an auction in January 2012. We and other operators challenged the award of spectrum to a new entrant during the procedure. In September 2012 the court decided to repeal the result of the whole auction. This is likely to prevent the new entrant from launching services, but may also result in all bidders having to return the spectrum.

Ireland

In November 2012 we acquired 2x10 MHz of 800 MHz spectrum, 2x10 MHz of 900 MHz spectrum, 2x25 MHz of 1800 MHz spectrum for a cost of €161 million (£129 million). The licences are valid until 2030.

Netherlands

Our MTR reduced to 4.20 eurocents per minute in January 2011 following a proposal by the national regulator to reduce it to 1.2 eurocents per minute by September 2012. Following an appeal, the court directed that the MTR should instead reduce to 2.4 eurocents by September 2012. In June 2012, following further review, the Commission recommended that the national regulator reinstate its original proposal, which they declined to do.

The government has announced plans to auction 800 MHz, 900 MHz, 1800 MHz, 2.1 GHz and 2.6 GHz spectrum. The government reserved 2x5 MHz in the 900 MHz band for new entrants, but there were no applicants for this spectrum. The government has also reserved 2x10 MHz in the 800 MHz band for new entrants. The auctions began at the end of October 2012.

Romania

In September 2012 we acquired 2x10 MHz of 800 MHz spectrum, 2x10MHz of 900MHz spectrum, 2x30 MHz of 1800 MHz spectrum and 15 MHz of unpaired 2.6 GHz spectrum for a cost of €228.5 million (£182.8 million). The licences are valid until 2029.

Turkey

In August 2012 the national regulator indicated that rates for the termination of calls originated from abroad will no longer be subject to regulation and all operators have since adjusted their rates.

Southern Europe region

REGULATION

Spain

The national regulator has determined that our contributions to universal service costs should be €17 million (£14.2 million) and €47 million (£39.2 million) for 2008 and 2009 respectively. We are appealing both decisions. In July 2012 the European Court of Justice found that charges levied on mobile telecoms operators by Spanish local authorities were unlawful.

Our 900 MHz licence has been extended until 2028 and we have the option to extend it until 2030. In November 2011 we acquired 2x10 MHz of 2.6 GHz TDD spectrum at a cost of €10.4 million (£8.7 million).

Africa, Middle East and Asia Pacific Region

India

Litigation remains pending in the Telecommunications Dispute Settlement Appellate Tribunal (‘TDSAT’), Indian High Courts and Indian Supreme Court in relation to a number of significant regulatory issues including MTR, spectrum usage charges and 3G intra-circle roaming (‘ICR’).

In May 2012 the government published a new national telecom policy, which includes new unified licences, broadband deployment objectives, the implementation of national mobile number portability, and free pan-India roaming. The Department of Telecommunications and the national regulator will commence the process to consult on the decisions and regulations to implement this policy.

The Indian 1800 MHz auction concluded on 14 November 2012 with Vodafone India winning spectrum in 14 of the 22 licence areas at or only slightly above reserve price. The government has not yet issued decisions on the auction of future spectrum, the national regulator’s recommendation to refarm 900 MHz spectrum, or “one-time” spectrum charges.

South Africa

The National Consumer Commission (‘NCC’), the regulatory authority tasked with enforcing the Consumer Protection Act (‘CPA’), had instituted investigations into the communications sector, and issued a compliance notice against Vodacom in August 2011 in relation to fixed-term consumer agreements which the NCC alleged did not comply with the CPA. Vodacom appealed to the National Consumer Tribunal which, in the decision handed down on 8 June 2012, found in Vodacom’s favour on all the contested points. The NCC’s compliance notice has therefore been set aside on all counts.

Other Africa, Middle East and Asia Pacific

Australia and New Zealand

The governments of Australia and New Zealand have published a joint report on the costs and prices of international roaming between the two countries. They are considering various regulatory options, including price caps, transparency measures or attempts to restructure the retail market, with a view to securing further reductions in roaming prices.

LEGAL PROCEEDINGS

The following section describes developments in legal proceedings which may have, or have had, during the six months ended 30 September 2012, a significant effect on the financial position or profitability of the Company and its subsidiaries. This section should be read in conjunction with the information contained under “Legal proceedings” on pages 138 and 139 of the Group’s annual report on Form 20-F for the year ended 31 March 2012.

Indian tax

Refer to “Other significant developments” on page 25.

Telecom Egypt arbitration

Refer to “Other matters” on page 41.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statement

		Six months ended 30 September
		2012	2011
	Note	£m	£m

Revenue	2	21,780	23,520
Cost of sales		(14,760)	(15,794)
Gross profit		7,020	7,726
Selling and distribution expenses		(1,631)	(1,658)
Administrative expenses		(2,440)	(2,554)
Share of result in associates		3,221	2,521
Impairment loss	3	(5,900)	(450)
Other income and expense		4	3,414
Operating profit	2	274	8,999
Non-operating income and expense		1	(161)
Investment income		187	226
Financing costs		(954)	(1,053)
(Loss)/profit before taxation		(492)	8,011
Income tax expense	4	(1,394)	(1,367)
(Loss)/profit for the financial period		(1,886)	6,644

Attributable to:
– Equity shareholders		(1,977)	6,679
– Non-controlling interests		91	(35)
		(1,886)	6,644

(Loss)/earnings per share
– Basic	5	(4.01p )	13.06p
– Diluted	5	(4.01p )	12.99p

Consolidated statement of comprehensive (loss)/income

	Six months ended 30 September
	2012	2011
	£m	£m

(Losses)/gains on revaluation of available-for-sale investments, net of tax	(112)	54
Foreign exchange translation differences, net of tax	(2,413)	(2,029)
Net actuarial gains/(losses) on defined benefit pension schemes, net of tax	38	(207)
Foreign exchange losses/(gains) transferred to the income statement	1	(585)
Other, net of tax	(18)	(26)
Other comprehensive loss	(2,504)	(2,793)
(Loss)/profit for the financial period	(1,886)	6,644
Total comprehensive (loss)/income for the financial period	(4,390)	3,851

Attributable to:
– Equity shareholders	(4,430)	3,996
– Non-controlling interests	40	(145)
	(4,390)	3,851

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of financial position

		Unaudited	Audited
		30 September	31 March
		2012	2012
	Note	£m	£m

Non-current assets
Goodwill		30,901	38,350
Other intangible assets		19,832	21,164
Property, plant and equipment		18,461	18,655
Investments in associates		36,777	35,108
Other investments		724	791
Deferred tax assets		2,136	1,970
Post employment benefits		33	31
Trade and other receivables		3,432	3,482
		112,296	119,551
Current assets
Inventory		569	486
Taxation recoverable		372	334
Trade and other receivables		9,636	10,744
Other investments		3,314	1,323
Cash and cash equivalents		4,293	7,138
Assets held for sale	11	448	–
		18,632	20,025
Total assets		130,928	139,576

Equity
Called up share capital		3,866	3,866
Additional paid-in capital		154,199	154,123
Treasury shares		(7,573)	(7,841)
Retained losses		(89,575)	(84,184)
Accumulated other comprehensive income		8,518	10,971
Total equity shareholders’ funds		69,435	76,935

Non-controlling interests		1,870	2,090
Put options over non-controlling interests		(833)	(823)
Total non-controlling interests		1,037	1,267
Total equity		70,472	78,202

Non-current liabilities
Long-term borrowings		26,883	28,362
Taxation liabilities		150	250
Deferred tax liabilities		6,516	6,597
Post employment benefits		333	337
Provisions		648	479
Trade and other payables		735	1,324
		35,265	37,349
Current liabilities
Short-term borrowings		8,632	6,258
Taxation liabilities		2,059	1,898
Provisions		680	633
Trade and other payables		13,820	15,236
		25,191	24,025
Total equity and liabilities		130,928	139,576

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of changes in equity

	Share capital	Additional paid-in capital[1]	Treasury shares	Accumulated comprehensive income[2]	Equity shareholders’ funds	Non- controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m

1 April 2011	4,082	153,760	(8,171)	(62,116)	87,555	6	87,561
Issue or reissue of shares	–	3	237	(189)	51	–	51
Redemption or cancellation of shares	(106)	106	2,343	(2,343)	–	–	–
Purchase of own shares	–	–	(2,673)	–	(2,673)	–	(2,673)
Share-based payment	–	78 [3]	–	–	78	–	78
Transactions with non-controlling interests in subsidiaries	–	–	–	(2,006)	(2,006)	1,703	(303)
Comprehensive income	–	–	–	3,996	3,996	(145)	3,851
Dividends	–	–	–	(3,102)	(3,102)	(200)	(3,302)
Other	–	–	–	9	9	–	9
30 September 2011	3,976	153,947	(8,264)	(65,751)	83,908	1,364	85,272

1 April 2012	3,866	154,123	(7,841)	(73,213)	76,935	1,267	78,202
Issue or reissue of shares	–	4	268	(224)	48	–	48
Share-based payment	–	72 [3]	–	–	72	–	72
Transactions with non-controlling interests in subsidiaries	–	–	–	(7)	(7)	(17)	(24)
Comprehensive loss	–	–	–	(4,430)	(4,430)	40	(4,390)
Dividends	–	–	–	(3,193)	(3,193)	(253)	(3,446)
Other	–	–	–	10	10	–	10
30 September 2012	3,866	154,199	(7,573)	(81,057)	69,435	1,037	70,472

Notes:

1        Includes share premium, capital redemption reserve and merger reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in capital on adoption of IFRS.

2        Includes retained losses and accumulated other comprehensive income.

3        Includes a £6 million tax charge (2011: £8 million credit).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of cash flows

		Six months ended 30 September
		2012	2011
	Note	£m	£m

Net cash flow from operating activities	8	4,801	5,926

Cash flows from investing activities
Purchase of interests in subsidiaries and joint ventures, net of cash acquired		(996)	(118)
Purchase of interests in associates		(1)	–
Purchase of intangible assets		(992)	(983)
Purchase of property, plant and equipment		(2,371)	(2,630)
Purchase of investments		(2,195)	(85)
Disposal of interests in subsidiaries and joint ventures, net of cash disposed		16	–
Disposal of interests in associates		–	6,805
Disposal of property, plant and equipment		54	42
Disposal of investments		1,514	68
Dividends received from associates		1,117	733
Dividends received from investments		2	2
Interest received		161	158
Taxation on investing activities		–	(104)
Net cash flow from investing activities		(3,691)	3,888

Cash flows from financing activities
Issue of ordinary share capital and reissue of treasury shares		48	51
Net movement in short-term borrowings		286	643
Proceeds from issue of long-term borrowings		1,493	1,062
Repayment of borrowings		(472)	(1,984)
Purchase of treasury shares		(1,126)	(1,813)
Equity dividends paid		(3,193)	(3,102)
Dividends paid to non-controlling interests in subsidiaries		(247)	(199)
Other transactions with non-controlling interests in subsidiaries		13	(2,601)
Interest paid		(793)	(797)
Net cash flow from financing activities		(3,991)	(8,740)

Net cash flow		(2,881)	1,074
Cash and cash equivalents at beginning of the financial period		7,088	6,205
Exchange loss on cash and cash equivalents		(47)	(325)
Cash and cash equivalents at end of the financial period		4,160	6,954

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2012

1    Basis of preparation

The unaudited condensed consolidated financial statements for the six months ended 30 September 2012:

•                  were prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (‘IAS 34’);

•                  are presented on a condensed basis as permitted by IAS 34 and therefore do not include all disclosures that would otherwise be required in a full set of financial statements and should be read in conjunction with the Group’s annual report for the year ended 31 March 2012;

•                  apply the same accounting policies, presentation and methods of calculation as those followed in the preparation of the Group’s consolidated financial statements for the year ended 31 March 2012 which were prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board and were also prepared in accordance with IFRS adopted by the European Union (‘EU’), the Companies Act 2006 and Article 4 of the EU IAS Regulations;

•                  include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the periods presented;

•                  do not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006; and

•                  were approved by the Board of directors on 13 November 2012.

The information relating to the year ended 31 March 2012 is an extract from the Group’s published annual report for that year, which has been delivered to the Registrar of Companies, and on which the auditors’ report was unqualified and did not contain any emphasis of matter or statements under section 498(2) or 498(3) of the UK Companies Act 2006.

After reviewing the Group’s budget for the remainder of the financial year, and longer term plans, the directors are satisfied that, at the time of approving the unaudited condensed consolidated financial statements, it is appropriate to continue to adopt a going concern basis of accounting.

The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the end of the reporting period, and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2012

2                 Segment analysis

The Group has a single group of related services and products being the supply of communications services and products. The Group announced a new organisational structure on 28 June 2012, effective 1 August 2012. The table below presents segmental information on the revised basis, with the six months ended 30 September 2011 amended to conform to the current presentation.

	Segment	Intra- region	Regional	Inter- region	Group	Adjusted
	revenue	revenue	revenue	revenue	revenue	EBITDA
	£m	£m	£m	£m	£m	£m
Six months ended 30 September 2012
Germany	3,891	(9)	3,882	(10)	3,872	1,370
UK	2,592	(11)	2,581	(6)	2,575	589
Other Northern and Central Europe	3,212	(18)	3,194	(4)	3,190	831
Northern and Central Europe	9,695	(38)	9,657	(20)	9,637	2,790
Italy	2,428	(3)	2,425	(11)	2,414	1,033
Spain	1,967	(5)	1,962	(21)	1,941	535
Other Southern Europe	995	(4)	991	(9)	982	335
Southern Europe	5,390	(12)	5,378	(41)	5,337	1,903
India	2,038	–	2,038	(2)	2,036	577
Vodacom	2,657	–	2,657	–	2,657	939
Other Africa, Middle East and Asia Pacific	1,896	(1)	1,895	(10)	1,885	480
Africa, Middle East and Asia Pacific	6,591	(1)	6,590	(12)	6,578	1,996

Non-Controlled Interests and Common Functions	228	–	228	–	228	(42)

Group	21,904	(51)	21,853	(73)	21,780	6,647
Verizon Wireless[1]	10,703					4,493

Six months ended 30 September 2011
Germany	4,102	(20)	4,082	(6)	4,076	1,552
UK	2,664	(20)	2,644	(8)	2,636	633
Other Northern and Central Europe	3,104	(25)	3,079	(9)	3,070	882
Northern and Central Europe	9,870	(65)	9,805	(23)	9,782	3,067
Italy	2,905	(3)	2,902	(17)	2,885	1,362
Spain	2,511	(9)	2,502	(31)	2,471	681
Other Southern Europe	1,116	(5)	1,111	(12)	1,099	430
Southern Europe	6,532	(17)	6,515	(60)	6,455	2,473
India	2,117	–	2,117	(3)	2,114	535
Vodacom	2,814	–	2,814	(3)	2,811	934
Other Africa, Middle East and Asia Pacific	1,977	–	1,977	(11)	1,966	532
Africa, Middle East and Asia Pacific	6,908	–	6,908	(17)	6,891	2,001

Non-Controlled Interests and Common Functions	397	–	397	(5)	392	(9)

Group	23,707	(82)	23,625	(105)	23,520	7,532
Verizon Wireless[1]	9,728					3,848

Note:

1              Values shown represent the Group’s share, based on its equity interest. They are not included in the calculation of Group revenue or adjusted EBITDA as Verizon Wireless is an associate.

A reconciliation of adjusted EBITDA to operating profit is shown below. For a reconciliation of operating profit to profit before taxation see the consolidated income statement on page 30.

	Six months ended 30 September
	2012	2011
	£m	£m
Adjusted EBITDA	6,647	7,532
Depreciation and amortisation including loss on disposal of fixed assets	(3,698)	(4,018)
Share of results in associates	3,221	2,521
Impairment loss	(5,900)	(450)
Other income and expense	4	3,414
Operating profit	274	8,999

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2012

3    Impairment loss

The carrying values of goodwill of the Group’s operations in Spain and Italy (reported within Southern Europe) were impaired by £3.2 billion and £2.7 billion respectively in the six months ended 30 September 2012, following a test for impairment triggered by a combination of adverse performance against previous plans and adverse movements in discount rates. The remaining carrying value of goodwill at 30 September 2012 for Spain and Italy was £2.4 billion and £7.2 billion respectively.

The methodology adopted for impairment testing was consistent with that disclosed on pages 101 and 115 of the Group’s annual report for the year ended 31 March 2012.

The impairment loss for the six months ended 30 September 2012 was driven by a combination of lower projected cash flows within business plans, resulting from our reassessment of expected future business performance in light of current trading and economic conditions, and also adverse movements in discount rates driven by the credit rating and yields on 10 year government bonds. The recoverable amount was based on a value in use calculation using the key assumptions outlined in the table below. The pre-tax risk adjusted discount rate used in the previous value in use calculation at 31 March 2012 was 10.6% for Spain and 12.1% for Italy. The charge has been recognised in the consolidated income statement as a separate line item within operating profit.

The table below shows the key assumptions used in the value in use calculations.

	Italy %	Spain %
Pre-tax risk adjusted discount rate	13.0	12.9
Long-term growth rate	1.1	2.5
Budgeted adjusted EBITDA[1]	(2.6)	(2.1)
Budgeted capital expenditure[2]	10.6 to 12.4	10.6 to 10.8

Notes:

1             Budgeted adjusted EBITDA is expressed as the compound annual growth rates in the initial five years of the plans used for impairment testing.

2             Budgeted capital expenditure is expressed as a percentage of revenue in the initial five years of the plans used for impairment testing.

The recoverable amount of the Group’s operations in both Spain and Italy equals their reported carrying value at 30 September 2012 and consequently, any adverse change in a key assumption underpinning the value in use calculation may cause further impairment losses to be recognised. The changes in the following table to assumptions used in the impairment review would, in isolation, lead to an (increase)/decrease to the aggregate impairment loss recognised for the six months ended 30 September 2012:

£bn	Italy Increase 2 pps / Decrease 2 pps		Spain Increase 2 pps / Decrease 2 pps
Pre-tax risk adjusted discount rate	(1.5)	2.2	(0.7)	1.0
Long-term growth rate	2.5	(1.5)	1.3	(0.8)
Budgeted adjusted EBITDA	0.4	(0.4)	0.8	(0.8)
Budgeted capital expenditure	(0.8)	0.8	(0.7)	0.6

The carrying value of goodwill, intangible assets and property, plant and equipment of the Group’s operations in Greece (reported within the Other Southern Europe segment) was impaired by £450 million in the six months ended 30 September 2011.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2012

4                 Taxation

	Six months ended 30 September
	2012	2011
	£m	£m
Overseas current tax expense/(income):
Current year	1,537	1,165
Adjustments in respect of prior years	(89)	1

United Kingdom corporation tax expense/(income):[1]
Current year	–	8
Adjustments in respect of prior years	–	(4)
Total current tax expense	1,448	1,170

Deferred tax on origination and reversal of temporary differences:
Overseas deferred tax	(56)	240
United Kingdom deferred tax	2	(43)
Total deferred tax (income)/expense	(54)	197
Total income tax expense	1,394	1,367

Note:

1                        As a result of the significant ongoing investments made by our UK business in expanding and improving its network and systems, £6 billion of spectrum payments to the UK government in 2000 and UK interest costs, no tax was payable for the period in the UK (2011: £4 million).

5                 (Loss)/earnings per share

	Six months ended 30 September
	2012	2011
	Millions	Millions

Weighted average number of shares for basic (loss)/earnings per share	49,310	51,132
Effect of dilutive potential shares: restricted shares and share options	–	295
Weighted average number of shares for diluted (loss)/earnings per share	49,310	51,427

	£m	£m
(Loss)/earnings for basic and diluted (loss)/earnings per share	(1,977)	6,679

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2012

6                 Equity dividends on ordinary shares

	Six months ended 30 September
	2012	2011
	£m	£m

Declared during the period:

Final dividend for the year ended 31 March 2012: 6.47 pence per share (2011: 6.05 pence per share)	3,193	3,102

Proposed after the end of the reporting period and not recognised as a liability:

Interim dividend for the year ending 31 March 2013: 3.27 pence per share (2012: 3.05 pence per share)	1,608	1,538
Second interim dividend for the year ended 31 March 2012: 4.00 pence per share	–	2,017
	1,608	3,555

7                 Acquisitions

The aggregate cash consideration in respect of purchases in subsidiaries, net of cash acquired, is as follows:

£m
Cash consideration paid:
Cable & Wireless Worldwide plc	1,050
Other acquisitions completed during the period	24
1,074
Net cash acquired	(78)
996

Total goodwill on acquisition was £200 million and included £170 million in relation to CWW and £30 million in relation to other acquisitions completed during the period.

Cable & Wireless Worldwide plc

On 27 July 2012 the Group acquired the entire share capital of CWW for a cash consideration of approximately £1,050 million before tax and transaction costs. CWW de-listed from the London Stock Exchange on 30 July 2012. CWW provides a wide range of managed voice, data, hosting and IP-based services and applications. The primary reasons for acquiring the business were to strengthen the enterprise business of Vodafone Group in the UK and internationally, and the attractive network and other cost saving opportunities for the Vodafone Group.

The results of the acquired entity have been consolidated in the Group’s income statement from 27 July 2012 and contributed £307 million of revenue and a loss of £42 million to the profit attributable to equity shareholders of the Group during the period.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2012

The acquisition-date fair values of the assets and liabilities acquired are provisional. These may be further adjusted, particularly in respect of current assets and liabilities, and deferred taxes, as we gain further understanding of the business.

The provisional purchase price allocation is set out in the table below:

Fair value
£m
Net assets acquired:
Identifiable intangible assets[1]	325
Property, plant and equipment	1,207
Inventory	34
Trade and other receivables	452
Cash and cash equivalents	78
Current and deferred taxation	145
Short and long-term borrowings	(306)
Trade and other payables	(754)
Provisions	(249)
Post employment benefits	(47)
Net identifiable assets acquired	885
Non-controlling interests	(5)
Goodwill[2]	170
Total assets acquired and total consideration	1,050

Notes:

1                  Identifiable intangible assets of £325 million consisted of customer relationships of £225 million, CWW brand of £54 million and software of £46 million.

2                  The goodwill is attributable to the expected profitability of the acquired business and the synergies expected to arise after the Group’s acquisition of CWW. None of the goodwill is expected to be deductible for tax purposes.

3                  Transaction costs of £11 million were charged in the Group’s consolidated income statement in the six months ended 30 September 2012.

Pro-forma information

The following unaudited pro-forma summary presents the Group as if the acquisition of CWW had been completed on 1 April 2012. The pro-forma amounts include the results of CWW, application of Vodafone accounting policies, amortisation of the acquired intangible assets recognised on acquisition and interest expense on the increase in net debt as a result of the acquisition. The pro-forma information is provided for comparative purposes only and does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined companies.

Six months ended 30 September 2012
£m
Revenue	22,433
Loss for the financial period	(1,943)
Loss attributable to equity shareholders	(2,035)

Pence
Basic and diluted loss per share	(4.13)p

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2012

8                 Reconciliation of net cash flow from operating activities

	Six months ended 30 September
	2012	2011
	£m	£m

(Loss)/profit for the financial period	(1,886)	6,644
Adjustments for:
Share-based payments	78	70
Depreciation and amortisation	3,668	4,000
Loss on disposal of property, plant and equipment	30	18
Share of result in associates	(3,221)	(2,521)
Impairment loss	5,900	450
Other income and expense	(4)	(3,414)
Non-operating income and expense	(1)	161
Investment income	(187)	(226)
Financing costs	954	1,053
Income tax expense	1,394	1,367
Increase in inventory	(70)	(54)
Increase in trade and other receivables	(522)	(587)
Increase in trade and other payables	59	108
Cash generated by operations	6,192	7,069
Tax paid	(1,391)	(1,143)
Net cash flow from operating activities	4,801	5,926

9                 Related party transactions

The Group’s related parties are its joint ventures, associates, pension schemes, directors and Executive Committee members.

Related party transactions with the Group’s joint ventures and associates primarily comprise fees for the use of products and services including network airtime and access charges, and cash pooling arrangements.

No related party transactions have been entered into during the period which might reasonably affect any decisions made by the users of these unaudited condensed consolidated financial statements, except as disclosed below. Transactions between the Company and its joint ventures, to the extent that they have not been eliminated through proportionate consolidation or disclosed below, are not material.

	Six months ended 30 September
	2012	2011
	£m	£m

Sales of goods and services to associates	141	110
Purchases of goods and services from associates	42	59
Purchases of goods and services from joint ventures	96	108
Net interest (charge payable)/income receivable from joint ventures	(7)	3

	30 September	31 March
	2012	2012
	£m	£m
Trade balances owed:
by associates	48	15
to associates	9	18
by joint ventures	111	9
to joint ventures	16	89
Other balances owed by joint ventures[1]	229	365

Note:

1             Amounts arise primarily through Vodafone Italy, Vodafone Hutchison Australia and Indus Towers and represent amounts not eliminated on consolidation. Interest is paid in line with market rates.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2012

In the six months ended 30 September 2012 the Group made contributions to defined benefit pension schemes of £18 million (six months ended 30 September 2011: £14 million). In addition, £0.8 million of dividends were paid to Board members and executive committee members (six months ended 30 September 2011: £0.6 million). Dividends received from associates are disclosed in the consolidated statement of cash flows.

10          Commitments and contingent liabilities

There have been no material changes to the Group’s commitments or contingent liabilities during the period, except as disclosed in note 11.

11          Other matters

Seasonality or cyclicality of interim operations

The Group’s financial results have not, historically, been subject to significant seasonal trends.

Indian tax

See ‘Other significant developments’ on page 25.

Telecom Egypt arbitration

The timetable in the Telecom Egypt arbitration has been amended. Final submissions are now due on 5 February 2013 and the dates of the hearing are still to be fixed.

Additional details on this matter are available under “Legal proceedings” on page 138 of the Group’s annual report for the year ended 31 March 2012.

Vodacom Gateway Carrier Services

On 31 May 2012 Vodacom entered into an agreement to sell certain investments, supplier agreements and assets of Gateway Carrier Services, which forms part of Vodacom Business Africa Group (Pty) Limited, to PCCW Global Ltd. for cash consideration of US$26 million (£16 million) on a cash-free-debt-free basis. The transaction completed on 31 August 2012.

Telefónica UK and Vodafone UK network collaboration and other network sharing agreements

On 7 June 2012 Telefónica UK and Vodafone UK announced a more comprehensive network sharing agreement to improve network coverage and lower the cost of network deployment. The intention is to pool basic parts of their network infrastructure to create one national grid running each operator’s independent spectrum and competing services. In addition, recently the Group initiated or extended network sharing agreements with other operators in Spain, Ireland, the Netherlands and Australia.

Group structure

On 28 June 2012 the Group announced the establishment of two new operating regions: Northern and Central Europe and Southern Europe. The Northern and Central Europe region comprises Germany, the UK, the Netherlands, Turkey, the Czech Republic, Hungary, Ireland and Romania. The Southern Europe region comprises Italy, Spain, Greece, Portugal, Albania and Malta. The new structure was implemented on 1 August 2012.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2012

TelstraClear Limited

On 12 July 2012 the Group announced that Vodafone New Zealand had entered into an agreement to acquire TelstraClear Limited, the New Zealand business of Telstra Corporation, for a cash consideration of NZ$840 million (£430 million). TelstraClear Limited is the second largest fixed operator in New Zealand with extensive fixed network assets and capabilities. Regulatory approval was received on 30 October 2012 and the transaction was completed on 31 October 2012.

12          Subsequent events

Verizon Wireless dividend

On 12 November 2012 VZW declared a dividend of US$8.5 billion (£5.3 billion). The dividend will be received by the end of the 2012 calendar year. As a 45% shareholder in Verizon Wireless, Vodafone’s share of the dividend is US$3.8 billion (£2.4 billion). The Group intends to commence a £1.5 billion share buyback programme on receipt of the dividend.

USE OF NON-GAAP FINANCIAL INFORMATION

In the discussion of the Group’s reported financial position, operating results and cash flows, information is presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

Adjusted EBITDA

Adjusted EBITDA is operating profit excluding share in results of associates, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses and other operating income and expense. We use adjusted EBITDA, in conjunction with other GAAP and non-GAAP financial measures such as adjusted operating profit, operating profit and net profit, to assess our operating performance. We believe that adjusted EBITDA is an operating performance measure, not a liquidity measure, as it includes non-cash changes in working capital and is reviewed by the Chief Executive to assess internal performance in conjunction with adjusted EBITDA margin, which is an alternative sales margin figure. We believe it is both useful and necessary to report adjusted EBITDA as a performance measure as it enhances the comparability of profit across segments.

Because adjusted EBITDA does not take into account certain items that affect operations and performance, adjusted EBITDA has inherent limitations as a performance measure. To compensate for these limitations, we analyse adjusted EBITDA in conjunction with other GAAP and non-GAAP operating performance measures. Adjusted EBITDA should not be considered in isolation or as a substitute for a GAAP measure of operating performance.

A reconciliation of adjusted EBITDA to the closest equivalent GAAP measure, operating profit, is provided in note 2 to the unaudited condensed consolidated financial statements on page 35.

Group adjusted operating profit and adjusted earnings per share

Group adjusted operating profit excludes non-operating income of associates, impairment losses and other income and expense. Adjusted earnings per share also exclude amounts in relation to certain foreign exchange rate differences, together with related tax effects. We believe that it is both useful and necessary to report these measures for the following reasons:

•                  these measures are used by the Group for internal performance analysis;

•                  these measures are used in setting director and management remuneration; and

•                  they are useful in connection with discussion with the investment analyst community and debt rating agencies.

Reconciliation of adjusted operating profit and adjusted earnings per share to the respective closest equivalent GAAP measures, operating profit and basic (loss)/earnings per share, is provided in the section “Financial results” beginning on page 9.

Cash flow measures

In presenting and discussing our reported results, free cash flow is calculated and presented even though this measure is not recognised within IFRS. We believe that it is both useful and necessary to communicate free cash flow to investors and other interested parties, for the following reasons:

•                  free cash flow allows us and external parties to evaluate our liquidity and the cash generated by our operations. Free cash flow does not include payments for licences and spectrum included within intangible assets, items determined independently of the ongoing business, such as the level of dividends, and items which are deemed discretionary such as cash flows relating to acquisitions and disposals. In addition, it does not necessarily reflect the amounts which we have an obligation to incur. However, free cash flow does reflect the cash available for activities such as strengthening the consolidated statement of financial position or providing returns to shareholders in the form of dividends or share purchases;

•                  free cash flow facilitates comparability of results with other companies although our measure of free cash flow may not be directly comparable to similarly titled measures used by other companies;

•                  this measure is used by management for planning, reporting and incentive purposes; and

•                  this measure is useful in connection with discussions with the investment analyst community and debt rating agencies.

A reconciliation of cash generated by operations, the closest equivalent GAAP measure, to free cash flow is provided on page 22.

USE OF NON-GAAP FINANCIAL INFORMATION

Organic growth

All amounts in this document marked with an “*” represent organic growth which present performance on a comparable basis, both in terms of merger and acquisition activity, the impact of changes in intergroup roaming charges from 1 October 2011 and movements in foreign exchange rates. We believe that “organic growth”, which is not intended to be a substitute for, or superior to, reported growth, provides useful and necessary information to investors and other interested parties for the following reasons:

•      it provides additional information on the underlying growth of the business without the effect of certain factors unrelated to the operating performance of the business;

•      it is used for internal performance analysis; and

•      it facilitates comparability of underlying growth with other companies although the term “organic” is not a defined term under IFRS and may not therefore be comparable with similarly titled measures reported by other companies.

Reconciliations of organic growth to reported growth is shown where used or in the table below.

		Organic	Other	Foreign	Reported
		change	activity¹	exchange	change
		pps	pps	pps	%

Group
Revenue	H1	0.2	0.5	(8.1)	(7.4)
Service revenue	H1	(0.4)	0.6	(8.1)	(7.9)
Service revenue excluding the impact of MTR’s	H1	1.4	0.6	(8.1)	(6.1)
Adjusted EBITDA	H1	(2.9)	(0.7)	(8.1)	(11.7)
Percentage point decline in adjusted EBITDA margin	H1	(1.0)	(0.4)	(0.1)	(1.5)
Adjusted operating profit	H1	8.5	(2.0)	(4.3)	2.2

Northern and Central Europe
Service revenue	Q2	0.7	6.7	(7.1)	0.3
Service revenue	Q1	2.4	(0.2)	(6.6)	(4.4)
Change		(1.7)	6.9	(0.5)	4.7
Germany service revenue	Q2	1.8	(0.2)	(9.9)	(8.3)
Germany data revenue	H1	16.9	–	(10.5)	6.4
Germany enterprise revenue	H1	5.7	–	(9.5)	(3.8)
Germany percentage point decline in adjusted EBITDA margin	H1	(2.9)	0.3	–	(2.6)
UK service revenue	Q2	(3.2)	(0.6)	–	(3.8)
UK data revenue	H1	5.0	–	–	5.0
UK percentage point decline in adjusted EBITDA margin	H1	(1.4)	0.4	–	(1.0)
Netherlands service revenue	H1	(1.9)	(0.4)	(8.8)	(11.1)
Netherlands service revenue	Q2	(2.3)	(0.3)	(9.5)	(12.1)
Turkey service revenue growth	H1	18.3	(3.8)	(7.1)	7.4
Turkey service revenue growth	Q2	18.0	(4.3)	(2.2)	11.5

Southern Europe
Italy service revenue	Q2	(12.8)	(0.1)	(8.5)	(21.4)
Italy data revenue	H1	8.3	–	(9.7)	(1.4)
Italy fixed line revenue	H1	(5.6)	–	(8.6)	(14.2)
Italy percentage point decline in adjusted EBITDA margin	H1	(4.4)	0.1	–	(4.3)
Spain service revenue	Q2	(12.0)	(0.3)	(8.5)	(20.8)
Spain data revenue	H1	20.6	–	(10.6)	10.0
Spain fixed line revenue	H1	6.5	–	(9.5)	(3.0)
Spain percentage point increase in adjusted EBITDA margin	H1	0.3	(0.2)	–	0.1
Greece service revenue	H1	(9.6)	(0.9)	(8.1)	(18.6)
Portugal service revenue	H1	(7.2)	(0.4)	(8.3)	(15.9)

		Organic	Other	Foreign	Reported
		change	activity¹	exchange	change
		pps	pps	pps	%
Africa, Middle East and Asia Pacific
India service revenue	Q2	11.0	(0.1)	(17.2)	(6.3)
India service revenue	Q1	16.2	(0.1)	(17.1)	(1.0)

USE OF NON-GAAP FINANCIAL INFORMATION

Change		(5.2)	–	(0.1)	(5.3)
India data revenue	H1	12.4	–	(16.9)	(4.5)
India percentage point increase in adjusted EBITDA margin	H1	3.0	–	–	3.0
Vodacom service revenue	Q2	4.6	(1.9)	(10.1)	(7.4)
South Africa service revenue	H1	1.3	–	(13.2)	(11.9)
Vodacom’s operations outside of South Africa service revenue[2]	H1	34.1	–	1.4	35.5
South Africa data revenue	H1	13.5	–	(14.7)	(1.2)
Vodacom percentage point increase in adjusted EBITDA margin	H1	2.5	0.1	(0.5)	2.1
Australia service revenue	H1	(14.8)	–	(0.5)	(15.3)
Australia service revenue	Q2	(14.4)	–	0.7	(13.7)
Egypt service revenue	H1	4.0	–	0.7	4.7
Egypt data revenue	H1	31.0	–	0.5	31.5
Egypt fixed line revenue	H1	22.7	–	4.6	27.3
Ghana service revenue	H1	20.8	–	(21.8)	(1.0)
Qatar service revenue	H1	24.8	–	3.1	27.9
Qatar data revenue	H1	226.6	–	(1.6)	225.0
Percentage point increase in adjusted EBITDA margin	H1	1.4	0.1	(0.2)	1.3
Other AMAP percentage point decline in adjusted EBITDA margin	H1	(2.0)	0.1	0.3	(1.6)

Non-Controlled Interests and Common Functions
VZW service revenue	H1	8.0	–	2.6	10.6
VZW service revenue	Q2	7.8	–	1.9	9.7
VZW revenue	H1	7.4	–	2.6	10.0
VZW adjusted EBITDA	H1	14.0	–	2.8	16.8
Group’s share of result in VZW	H1	27.4	–	3.0	30.4

Notes:

1          “Other activity” includes the impact of M&A activity and the revision to intra-group roaming recharges from 1 October 2011.

2          Excludes Vodacom Business Africa.

ADDITIONAL INFORMATION

Regional results for the six months ended 30 September¹

	Revenue		Adjusted EBITDA		Adjusted operating profit/(loss)		Capital expenditure		Operating free cash flow
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Germany	3,891	4,102	1,370	1,552	700	831	445	410	720	869
UK	2,592	2,664	589	633	132	185	231	219	301	252
Other Northern and Central Europe
Cable & Wireless Worldwide[2]	307	–	40	–	(34)	–	41	–	3	–
Netherlands	812	903	276	308	139	181	96	93	145	202
Turkey	941	870	159	132	12	2	87	134	(81)	(127)
Romania	311	361	119	141	64	46	34	38	71	64
Other[3]	841	970	237	301	91	129	76	104	114	141
	3,212	3,104	831	882	272	358	334	369	252	280
Intra-region eliminations	(38)	(65)	–	–	–	–	–	–	–	–
Northern and Central Europe[4]	9,657	9,805	2,790	3,067	1,104	1,374	1,010	998	1,273	1,401
Italy	2,428	2,905	1,033	1,362	690	976	239	269	750	893
Spain	1,967	2,511	535	681	247	361	152	147	187	343
Other Southern Europe
Greece	411	456	101	132	39	42	28	50	47	110
Portugal	479	560	191	250	106	162	45	62	124	169
Other[3]	105	100	43	48	23	31	10	14	29	26
	995	1,116	335	430	168	235	83	126	200	305
Intra-region eliminations	(12)	(17)	–	–	–	–	–	–	–	–
Southern Europe[4]	5,378	6,515	1,903	2,473	1,105	1,572	474	542	1,137	1,541
India	2,038	2,117	577	535	84	(9)	198	329	393	332
Vodacom	2,657	2,814	939	934	581	470	362	303	487	590
Other Africa, Middle East and Asia Pacific
Egypt	645	623	287	271	160	158	73	59	200	153
Other[3]	1,251	1,354	193	261	(33)	(1)	249	223	(4)	21
	1,896	1,977	480	532	127	157	322	282	196	174
Intra-region eliminations	(1)	–	–	–	–	–	–	–	–	–
Africa, Middle East and Asia Pacific[4]	6,590	6,908	1,996	2,001	792	618	882	914	1,076	1,096
Non-Controlled Interests and Common Functions	228	397	(42)	(9)	3,169	2,471	150	164	(257)	(276)
Inter-region eliminations	(73)	(105)	–	–	–	–	–	–	–	–
Group[4]	21,780	23,520	6,647	7,532	6,170	6,035	2,516	2,618	3,229	3,762

Notes:

1	The Group revised its segment structure on 1 August 2012. See “Group structure” on page 41.
2	On 27 July 2012 the Group acquired the entire share capital of CWW. See note 7 to the unaudited condensed consolidated financial statements for further information.
3

Includes elimination of £6 million (2011: £11 million) of intercompany revenue between operating companies within the Other Northern and Central Europe segment, £1 million (2011: £1 million) of intercompany revenue between operating companies within the Other Southern Europe segment and £3 million (2011: £1 million) of intercompany revenue between operating companies within the Other Africa, Middle East and Asia Pacific segments.

4

From 1 October 2011 the Group revised its intra-group roaming charges. Whilst neutral to Group revenue and profitability, these changes have had an impact on reported revenue by country and regionally since 1 October 2011. Prior period reported revenue has not been restated.

See page 43 for “Use of non-GAAP financial information” and page 50 for “Definitions of terms”.

ADDITIONAL INFORMATION

Service revenue – quarter ended 30 September¹

			Northern and Central		% change
	Group2 3		Europe		Group				Northern and Central Europe
	2012	2011	2012	2011		Other	Foreign			Other	Foreign
	£m	£m	£m	£m	Organic	activity	exchange	Reported	Organic	activity	exchange	Reported
Voice revenue	5,681	6,668	2,121	2,381	(5.8)	(1.0)	(8.0)	(14.8)	(4.7)	–	(6.2)	(10.9)
Messaging revenue	1,187	1,359	719	753	(5.3)	(1.0)	(6.4)	(12.7)	0.8	–	(5.3)	(4.5)
Data revenue	1,641	1,579	837	780	13.7	(0.7)	(9.1)	3.9	15.0	–	(7.7)	7.3
Fixed line revenue	1,119	903	803	535	1.7	34.0	(11.8)	23.9	3.9	61.8	(15.6)	50.1
Other service revenue	554	527	201	218	15.0	(0.6)	(9.3)	5.1	0.5	(3.7)	(4.6)	(7.8)
Service revenue	10,182	11,036	4,681	4,667	(1.4)	2.0	(8.3)	(7.7)	0.7	6.7	(7.1)	0.3

			Africa, Middle East and		% change
	Southern Europe		Asia Pacific		Southern Europe				Africa, Middle East and Asia Pacific
	2012	2011	2012	2011		Other	Foreign			Other	Foreign
	£m	£m	£m	£m	Organic	activity	exchange	Reported	Organic	activity	exchange	Reported
Voice revenue	1,412	1,926	2,147	2,290	(18.8)	–	(7.9)	(26.7)	3.8	0.1	(10.1)	(6.2)
Messaging revenue	258	343	211	249	(16.6)	–	(8.2)	(24.8)	(9.0)	–	(6.3)	(15.3)
Data revenue	408	408	395	380	10.8	–	(10.8)	–	13.9	–	(10.0)	3.9
Fixed line revenue	225	259	91	108	(4.0)	–	(9.1)	(13.1)	6.2	(20.5)	(1.4)	(15.7)
Other service revenue	138	123	176	190	35.5	(11.0)	(12.3)	12.2	3.8	(0.7)	(10.5)	(7.4)
Service revenue	2,441	3,059	3,020	3,217	(11.3)	(0.3)	(8.6)	(20.2)	4.1	(0.8)	(9.4)	(6.1)

	Germany		UK		Italy		Spain		India		Vodacom
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Voice revenue	700	815	560	611	565	780	551	781	773	808	799	877
Messaging revenue	206	226	320	308	174	222	47	77	36	63	67	75
Data revenue	397	385	232	219	177	186	174	164	85	89	188	172
Fixed line revenue	418	468	12	12	130	157	78	84	5	3	36	53
Other service revenue	78	68	89	111	42	40	73	60	91	93	55	60
Service revenue	1,799	1,962	1,213	1,261	1,088	1,385	923	1,166	990	1,056	1,145	1,237

	% change
	Germany		UK		Italy		Spain		India		Vodacom
	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic

Service revenue	(8.3)	1.8	(3.8)	(3.2)	(21.4)	(12.8)	(20.8)	(12.0)	(6.3)	11.0	(7.4)	4.6

Notes:

1      The Group revised its segment structure on 1 August 2012. See “Group structure” on page 41.

2      From 1 October 2011 the Group revised its intra-group roaming charges. Whilst neutral to Group revenue and profitability, these changes have had an impact on reported service revenue by country and regionally since 1 October 2011. Whilst prior period reported revenue has not been restated, to ensure comparability in organic growth rates, country and regional revenue in the prior financial period have been recalculated based on the new pricing structure to form the basis for our organic calculations.

3      The sum of the regional amounts may not be equal to Group totals due to Non-Controlled Interests and Common Functions and intercompany eliminations.

ADDITIONAL INFORMATION

Reconciliation of adjusted earnings

	Note	Reported	Adjustments	Adjusted
Six months ended 30 September 2012		£m	£m	£m
Operating profit	1	274	5,896	6,170
Non-operating income and expense		1	(1)	–
Net financing costs	2	(767)	(62)	(829)
(Loss)/profit before taxation		(492)	5,833	5,341
Income tax expense		(1,394)	14	(1,380)
(Loss)/profit for the financial period		(1,886)	5,847	3,961
Attributable to:
– Equity shareholders		(1,977)	5,854	3,877
– Non-controlling interests		91	(7)	84
Basic (loss)/earnings per share		(4.01p)		7.86p

Notes:

1	Adjustment primarily relates to the £2,700 million impairment loss for Vodafone Italy and the £3,200 million impairment loss for Vodafone Spain.
2	Comprises a £62 million adjustment in relation to foreign exchange rate movements on certain intercompany balances.

	Note	Reported	Adjustments	Adjusted
Six months ended 30 September 2011		£m	£m	£m
Operating profit	1	8,999	(2,964)	6,035
Non-operating income and expense	2	(161)	161	–
Net financing costs	3	(827)	(66)	(893)
Profit before taxation		8,011	(2,869)	5,142
Income tax expense	4	(1,367)	170	(1,197)
Profit for the financial period		6,644	(2,699)	3,945
Attributable to:
– Equity shareholders		6,679	(2,717)	3,962
– Non-controlling interests		(35)	18	(17)
Basic earnings per share		13.06p		7.75p

Notes:

1	Adjustment primarily relates to the £3,419 million gain arising from the disposal of the Group’s 44% interest in SFR, partially offset by the £450 million impairment loss for Vodafone Greece.
2	Adjustment primarily consists of losses in relation to equity investments.
3	Adjustment comprises a £66 million adjustment in relation to foreign exchange rate movements on certain intercompany balances.
4	Adjustment primarily consists of tax arising on the disposal of the Group’s 24.4% interest in Polkomtel.

ADDITIONAL INFORMATION

Mobile customers1

(in thousands)

Country	1 July 2012	Net additions	30 September 2012	Prepaid[2]
Northern and Central Europe[3]
Germany	35,806	(709)	35,097	55.5%
UK	19,067	247	19,314	44.2%
	54,873	(462)	54,411	51.5%
Other Northern and Central Europe
Netherlands	5,301	42	5,343	34.3%
Turkey	18,352	361	18,713	65.4%
Czech Republic	3,321	44	3,365	44.4%
Hungary	2,628	(16)	2,612	50.4%
Ireland	2,201	(3)	2,198	65.4%
Romania	7,798	76	7,874	57.8%
	39,601	504	40,105	57.0%
Northern and Central Europe	94,474	42	94,516	53.8%

Southern Europe[3]
Italy	22,774	(39)	22,735	82.3%
Spain	17,103	(759)	16,344	37.2%
	39,877	(798)	39,079	66.3%
Other Southern Europe
Greece	4,295	19	4,314	63.6%
Portugal	6,139	128	6,267	82.4%
Albania	1,839	126	1,965	94.6%
Malta	324	13	337	84.9%
	12,597	286	12,883	78.0%
Southern Europe	52,474	(512)	51,962	68.8%
Africa, Middle East and Asia Pacific
India	153,708	(1,043)	152,665	94.8%
Vodacom[4]	56,632	1,560	58,192	89.9%
	210,340	517	210,857	93.4%
Other Africa, Middle East and Asia Pacific
Australia	3,251	(77)	3,174	37.5%
Egypt	37,498	773	38,271	94.1%
Fiji	313	13	326	95.1%
Ghana	4,809	183	4,992	99.5%
New Zealand	2,370	(50)	2,320	66.2%
Qatar	878	58	936	96.5%
	49,119	900	50,019	86.7%
Africa, Middle East and Asia Pacific	259,459	1,417	260,876	92.1%

Group	406,407	947	407,354	80.1%

Memorandum:
Group’s share of VZW connections[5]	42,369	786	43,155	5.8%
Vodafone Group plus the Group’s share of VZW	448,776	1,733	450,509	66.3%

Notes:

1	Group customers represent subsidiaries on a 100% basis and joint ventures (being Italy, Australia and Fiji) based on the Group’s equity interests.
2	Prepaid customer percentages are calculated on a venture basis. At 30 September 2012 there were 513.6 million venture customers.
3	The Group revised its segment structure on 1 August 2012. See “Group structure” on page 41.
4	Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa.
5	Includes VZW’s retail connections only, based on the Group’s equity interest. The definition of connections reported by Verizon Communications for VZW is the same as customers as reported by Vodafone.

OTHER INFORMATION

Notes:

1.

Vodafone and the Vodafone logo, Vodacom, M-Pesa and Vodafone One Net are trademarks of the Vodafone Group. Other product and company names mentioned herein may be the trademarks of their respective owners.

2.	All growth rates reflect a comparison to the six months ended 30 September 2011 unless otherwise stated.
3.

References to the “Q1” or “previous quarter” are to the quarter ended 30 June 2012 unless otherwise stated. References to “H1” are to the six months ended 30 September 2012, and references to “H1 2012” are to the six months ended 30 September 2011 unless otherwise stated. References to the “Q2” and “second quarter” are to the quarter ended 30 September 2012 unless otherwise stated. References to the “financial year” are to the financial year ending 31 March 2013 and references to the “prior financial year” are to the financial year ended 31 March 2012 unless otherwise stated. References to the “2011 financial year”, the “2012 financial year” and the “2013 financial year” are to the financial years ended/ending 31 March 2011, 2012 and 2013, respectively.

4.

All amounts marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. From 1 October 2011 the Group revised its intra-group roaming charges. Whilst neutral to Group revenue and profitability, these changes have had an impact on reported service revenue by country and regionally since 1 October 2011. Whilst prior period reported revenue has not been restated, to ensure comparability in organic growth rates, country and regional revenue in the prior financial period have been recalculated based on the new pricing structure to form the basis for our organic calculations.

5.	Reported growth is based on amounts in pounds sterling as determined under IFRS.
6.	Vodacom refers to the Group’s interest Vodacom Group Limited (‘Vodacom’) in South Africa and its subsidiaries, including its operations in the DRC, Lesotho, Mozambique and Tanzania.
7.	Quarterly historical information including service revenue, customers, churn, voice usage and ARPU is provided in a spread sheet available at www.vodafone.com/investor.
8.	Additional information regarding regulation and non-GAAP information will be available in the 6-K to be filed with the US Securities and Exchange Commission.

Copyright © Vodafone Group 2012

Definitions of terms

Term	Definition
HSPA+	An evolution of high speed packet access (‘HSPA’) or third generation (‘3G’) technology that enhances the existing 3G network with higher speeds for the end user.
ULL	Unbundled local loop.

For definitions of other terms please refer to pages 170 to 171 of the Group’s annual report for the year ended 31 March 2012.

OTHER INFORMATION

Forward-looking statements

This report contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to: statements with respect to: expectations regarding the Group’s financial condition or results of operations contained within the Group Chief Executive’s statement on pages 3 to 6 of this report and within the guidance for adjusted operating profit, free cash flow and adjusted EBITDA margin for the 2013 financial year on pages 6 and 8; expectations for the Group’s future performance generally, including adjusted EBITDA growth and capital expenditure; expectations regarding the Group’s 7% per annum dividend per share growth target; statements relating to Vodafone’s ongoing efficiency programme to deliver £300 million of absolute reduction in European opex; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive and macroeconomic pressures and price trends; intentions and expectations regarding the development and launch of products, services and technologies either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently, including One Net, the launch of a number of additional features, including improved access to technical support, and the launch of LTE services in South Africa in 2013; expectations regarding smartphone adoption; expectations regarding Vodafone 2015, its plans for sustained investment in high speed data networks and the anticipated Group standardisation programme; growth in customers and usage; statements relating to the stabilisation of ARPU; expectations regarding spectrum licence acquisitions, including anticipated new 3G and 4G availability; expectations regarding adjusted operating profit, adjusted EBITDA margins, capital expenditure, free cash flow, and foreign exchange rate movements; expectations regarding capital expenditures; expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses, including CWW and TelstraClear Limited, and the network sharing agreement with Telefónica; and the outcome and impact of regulatory and legal proceedings involving Vodafone and of scheduled or potential regulatory changes.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services; greater than anticipated competitive activity, from both existing competitors and new market entrants, which could require changes to the Group’s pricing models, lead to customer churn or make it more difficult to acquire new customers; the impact of investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology; higher than expected costs or capital expenditures; slower than expected customer growth and reduced customer retention; changes in the spending patterns of new and existing customers and the possibility that new products and services will not be commercially accepted or perform according to expectations; the Group’s ability to renew or obtain necessary licences, including spectrum; the Group’s ability to achieve cost savings; the Group’s ability to execute its strategy in mobile data, enterprise and broadband and in emerging markets; changes in foreign exchange rates, including, particularly, the exchange rate of sterling to the euro and the US dollar, or interest rates; the ability to realise benefits from entering into partnerships or joint ventures and entering into service franchising and brand licensing; unfavourable consequences of acquisitions or disposals; changes in the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the EU to regulate rates the Group is permitted to charge; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; loss of suppliers or disruption of supply chains; the Group’s ability to satisfy working capital and other requirements through access to bank facilities, funding in the capital markets and operations; changes in statutory tax rates or profit mix which might impact the weighted average tax rate; and/or changes in tax legislation or final resolution of open tax issues which might impact the Group’s tax payments or effective tax rate.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Principal risk factors and uncertainties” in our annual report for the year ended 31 March 2012. The annual report can be found on the Group’s website (www.vodafone.com/investor). All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

-ends-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 19, 2012	By: /s/ R MARTIN
Name: Rosemary Martin
Title: Group General Counsel and Company Secretary